UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one)

X
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2017

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ____ to ____

Commission file number: 1-4850

A. Full title of plan and the address of the plan, if different from that of the issuer named below:
DXC Technology Matched Asset Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DXC Technology Company
1775 Tysons Boulevard
Tysons, Virginia 22102

DXC Technology Matched Asset Plan
Financial Statements and Supplemental Schedule
December 31, 2017 and 2016

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	2

Financial Statements:
Statements of Net Assets Available for Plan Benefits as of December 31, 2017 and 2016	4
Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2017	5
Notes to Financial Statements	6

Supplemental Schedules:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017	S-1
Schedule H, Line 4j - Schedule of Reportable Transactions for the year ended December 31, 2017	S-59

Exhibit Index	E-1

Signatures	S 1

NOTE: All other schedules required by Section 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DXC Technology Employee Benefits Fiduciary Committee and Participants of
DXC Technology Matched Asset Plan
Tysons, Virginia

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for plan benefits of the DXC Technology Matched Asset Plan (the Plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2017, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying Schedule of Assets Held at December 31, 2017 and the Schedule of Reportable Transactions for the year ended December 31, 2017 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Johnson Lambert LLP

We have served as the Plan’s auditor since 2013.

Vienna, Virginia
June 28, 2018

DXC TECHNOLOGY MATCHED ASSET PLAN

Statements of Net Assets Available for Plan Benefits

	As of
	December 31, 2017	December 31, 2016
Assets:
Total participant-directed investments - at fair value	$3,006,087,554	$2,511,539,177

Receivables:
Employer contribution receivable	47,014,089	17,659,536
Notes receivable from participants	23,138,915	20,556,214
Accrued investment income	1,819,336	1,742,931
Unsettled trade receivables	1,076,085	5,504,523
Total receivables	73,048,425	45,463,204
Total assets	3,079,135,979	2,557,002,381

Liabilities:
Accrued expenses	1,134,315	746,913
Unsettled trade payables	17,073,829	21,658,425
Total liabilities	18,208,144	22,405,338

Net assets available for plan benefits	$3,060,927,835	$2,534,597,043

The accompanying notes are an integral part of these financial statements.

DXC TECHNOLOGY MATCHED ASSET PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended
December 31, 2017
Investment income:
Net appreciation in fair value of investments	$505,637,097
Dividends	8,812,292
Interest	5,573,340
Net investment gain	520,022,729

Additions:
Participant contributions	191,122,456
Employer contributions	51,242,881
Participant rollovers	85,820,178
Total additions	328,185,515

Deductions:
Distributions to participants	349,914,159
Administrative expenses	5,255,050
Total deductions	355,169,209

Net increase in net assets available for plan benefits	493,039,035

Transfer from other plan	33,291,757

Net assets available for benefits:
Beginning of year	2,534,597,043
End of year	$3,060,927,835

The accompanying notes are an integral part of these financial statements.

DXC TECHNOLOGY MATCHED ASSET PLAN

Notes to Financial Statements

Note 1 - Description of the Plan

The following brief description of the DXC Technology Matched Asset Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. DXC Technology Company ("DXC"), its subsidiaries, and those joint ventures and partnerships over which DXC exercises control and that participate in the Plan are hereafter collectively referred to as "DXC" or the "Company."
The Plan is a defined contribution plan adopted by the action of the Board of Directors of then Computer Sciences Corporation ("CSC") on November 3, 1986, and constituted an amendment and restatement of the Employee Stock Purchase Plan (the "Prior Plan").
DXC was formed on April 1, 2017, when CSC, Hewlett Packard Enterprise Company ("HPE"), Everett SpinCo, Inc. and New Everett Merger Sub Inc., a wholly-owned subsidiary of Everett, completed the strategic combination of CSC with the Enterprise Services business of HPE. The CSC common stock held by the Plan was converted to DXC common stock as part of this transaction. Sponsorship of the Plan was transferred to DXC and the Plan name was changed to "DXC Technology Matched Asset Plan." CSC is considered DXC's predecessor and the historical financial information of CSC prior to April 1, 2017, is reflected in this Annual Report on Form 11-K as DXC's historical financial information.
The Plan is a continuation of the Prior Plan and is qualified under the Internal Revenue Code, as amended (the "Code"), Section 401(a). Effective as of January 1, 1987, with respect to the portion thereof that qualifies as a qualified cash or deferred arrangement, is intended to satisfy the requirements of Code Section 401(k). It is also subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
The Company established the DXC Employee Benefits Fiduciary Committee (the "Committee"), which generally consists of five members appointed by the Compensation Committee of the Board of Directors of the Company who serve without additional compensation and are reimbursed by the Company for all reasonable expenses incurred in the discharge of their duties as members of the Committee to the extent such expenses are not paid by the Plan. The Committee serves as the named fiduciary and administrator of the Plan and has the power to interpret, construe and administer the Plan, and to decide any dispute which may arise under the Plan.
At December 31, 2016, the Plan’s assets were held in a Master Trust was approximately 99%. Investment income and administrative expenses relating to each discretionary or directed fund were allocated to the individual plans based upon average monthly balances invested by each plan in each discretionary or directed fund. Accordingly, the Plan reported its investment in the trust account based on an allocation of individual investments of the trust account. Effective February 28, 2017, the Master Trust Agreement was amended to hold investments only for those relating to Plan.
Effective March 3, 2017, the Plan added a Roth feature whereby Participants (except those in Puerto Rico) may elect to make Compensation Deferral Contributions under the Plan on an after-tax basis.
Plan Termination - Although it has not expressed any intent to do so, the Company reserves the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants' rights to the Company's contributions fully vest immediately.

Eligibility and Participation - Any eligible employee (as defined in the Plan) who has satisfied the Plan's age requirement, and is employed by a participating employer, and who receives a stated compensation in respect of employment on the U.S. payroll of the Company, is eligible to become a participant, with the exception of a person who is represented by a collective bargaining unit and whose benefits have been the subject of good faith bargaining under a contract that does not specify that such person is eligible to participate in the Plan. In addition, the Company may decide to exempt all employees of any division, unit, facility or class from coverage under the Plan. Any person who leaves the Company and, at a later time becomes re-employed, must reapply to participate in the Plan, provided he or she otherwise meets the eligibility requirements.
Employee and Company Contributions - An eligible employee who elects to become a participant may authorize any whole percentage (at least 1% but not more than 50%, subject to certain additional limitations for highly compensated employees) of their compensation (as defined in the Plan) to be deferred and contributed to the trust fund on a pre-tax or Roth basis on his or her behalf, subject to certain Code limitations. Any compensation deferral in excess of applicable Code limitations, together with income allocable to that excess, will be returned to a participant. Any matching Company contribution attributable to any excess contribution, and income allocable thereto, will be forfeited and returned to the Company via the forfeiture account or applied to reduce future matching Company contributions or Plan administrative expenses. The Plan permits participants age 50 and over to make additional "catch-up" contributions in excess of the statutory limit up to an additional $6,000 on a pre-tax or Roth basis in 2017.
A participant is not permitted to make voluntary after-tax contributions to the Plan unless the participant is part of a collective bargaining unit for which after-tax contributions have been negotiated.
The Company will contribute an amount equal to 50% of the first 6% of the participant's compensation deferral, except for certain groups of employees for whom, under the terms of their contract agreements, the Company will contribute different amounts.
Company match earned for all participants that are in the standard match is posted to participant accounts in January of the following year. In order to receive this match, participants must remain employed through the end of the year or terminate due to retirement or death. Retired or deceased employees receive their contribution as soon as administratively feasible. The few select participants that receive a match during the year include collectively bargained employees, Swiss Re and service contract employees. Participants should refer to the Plan document for more information about the aforementioned groups.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching and discretionary contributions and allocations of Plan investment returns, net of an allocation of investment management fees, and is reduced by any distributions. Allocations are based on participant earnings or account balances, as defined by the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Investments - Participants direct the investment of their contributions and account balance into various investment options offered by the Plan. The Plan currently offers the 18 investment options listed below.

Subject to rules the Committee may from time to time adopt, each participant has the right to designate one or more funds established by the Committee for the investment of his or her compensation deferral contributions, in increments of 1%. After an initial election has been made, a participant may designate a different fund or funds into which future compensation deferral contributions shall be invested as of the next possible pay date once per calendar month. In addition, a participant may elect to redesignate twice per month any amounts in his or her account as of the current or next business day of any month (depending on when the election is made) to be invested in a different fund. These elections may be made by giving such advance notice as may be required by the Plan administrator.

The T. Rowe Price Stable Value Common Trust Fund is frozen to new participants and to new contributions.

These investment options are made up of various investments as determined by the investment manager.

Each of the investment funds noted below are listed as one fund on Form 5500, Schedule H, Line 4i and subtotaled as Interest in Commingled Funds:

•	Blackrock Global Allocation Collective Fund

•	Pyramis Select Global Equity Commingled Funds

•	MCM International Country World Index EX US issued by Bank of New York Mellon (EB DL ACWI)

•	Mellon EB Daily Liquidity Stock Index Fund issued by BNYM

•	MCM Daily Liquidity Completion Fund issued by BNYM (EB Daily Liquidity Market Completion Fund)

•	Mellon TIPS Index Fund issued by BYNM (EB Daily Liquidity Non-SL)

•	Target Series Retirement Fund issued by SSgA (Target Retirement Income)

•	Target Series Retirement 2015 Fund issued by SSgA (Target Retirement 2015 SL)

•	Target Series Retirement 2020 Fund issued by SSgA (Target Retirement 2020 SL)

•	Target Series Retirement 2025 Fund issued by SSgA (Target Retirement 2025 SL)

•	Target Series Retirement 2030 Fund issued by SSgA (Target Retirement 2030 SL)

•	Target Series Retirement 2035 Fund issued by SSgA (Target Retirement 2035 SL)

•	Target Series Retirement 2040 Fund issued by SSgA (Target Retirement 2040 SL)

•	Target Series Retirement 2045 Fund issued by SSgA (Target Retirement 2045 SL)

•	Target Series Retirement 2050 Fund issued by SSgA (Target Retirement 2050 SL)

•	Target Series Retirement 2055 Fund issued by SSgA (Target Retirement 2055)

•	Target Series Retirement 2060 Fund issued by SSgA (Target Retirement 2060)

•	T Rowe Price Stable Value Common Trust Fund

Separately managed investment funds for which the underlying investments are listed individually on Form 5500, Schedule H, Line 4i:

•	DXC Stock Fund (DXC Technology Company Common Stock)

•	BlackRock Core Bond Portfolio (Bond Option)
• Epoch Global Equity (Strategic Equity Option)

The individual investments of the above listed separately managed funds are listed in the Form 5500, Schedule H, Line 4i Schedule of Assets with the following descriptions:

•	Short-Term Investments

•	DXC Technology Company Common Stock

•	Registered Investments

•	Corporate Bonds

•	U.S. Goverment Agencies

•	State and Local Obligations

•	Agency Mortgage Backed Securities

•	Asset and other Mortgage Backed Securities

•	Non-U.S. Government Funds

•	Common Stock

•	U.S. Treasuries

•	Self-Directed Brokerage

The investment return, gains and losses in the respective funds fluctuates on a daily basis within a participant's account due to changes in the net asset values ("NAVs").
Vesting of Participants' Interests/Forfeitures - Participants are fully vested immediately in their contributions plus actual earnings thereon.

The majority of participants have a vested interest in his or her Matching Contributions Account of 100% after achieving one full year of service. For a few selected groups of participants, vesting in his or her Matching Contributions Account, is equal to twenty-five percent (25%) after completing two full years of service and increasing by twenty-five percent (25%) for each additional full year of service. Vesting accelerates to 100% in the event of reaching age 65 while employed by the Company, upon severance by reason of death or total and permanent disability.
Any nonvested portion of the Matching Contributions Account will be forfeited at the earlier of five one-year consecutive Breaks in Service, or upon withdrawal from the Plan. Such forfeitures during 2017 amounted to $3,848,316. Forfeitures may be applied to reduce future matching contributions by the Company, pay Plan administrative expenses and restore amounts previously forfeited by terminated employees. The Plan had a forfeiture balance of $3,848,316 at December 31, 2017 and $2,868,685 at December 31, 2016. In 2017, employer contributions attributable to the year ended December 31, 2016 were reduced by $2,868,685.
Distributable Amounts, Withdrawals and Refunds - With a few exceptions applicable to a few selected groups, a participant may become entitled to his or her distributable benefit by reason of retirement, death, total and permanent disability, voluntary termination of employment, dismissal, or attainment of age fifty-nine and one-half (59-1/2). The rules of payment of a participant's distributable benefit depend upon the age of, and number of years of service completed by, the participant and the type of severance.
While still an employee, a participant may take a withdrawal of his or her compensation deferral contributions provided a fully completed application is submitted. The request for withdrawal will be approved if it is deemed that an adequate financial hardship and resulting need for such an amount has been demonstrated by the participant.
Administrative Expenses - Certain administrative expenses are paid by DXC (the "Plan sponsor"), as provided by the Plan. A $6.00 monthly administration fee is applied to all accounts.
Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. These estimates are based on management’s knowledge of historical information and current events, and expectations about actions that the Company may undertake in the future. Actual results could differ materially from those estimates. In the opinion of Company management, the accompanying consolidated financial statements contain all adjustments necessary, including those of a normal recurring nature, to fairly present the financial statements.
Risks and Uncertainties - The Plan utilizes various investment instruments including short-term investment funds ("STIF"), fixed income securities, commingled funds, a stable value fund and Company stock. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.
The Plan also invests in securities of international companies, which involves special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many international companies and their markets may be less liquid and their prices more volatile than those securities of comparable U.S. companies.
Security Transactions - Security transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis. Net appreciation (depreciation) in fair value of investments includes realized and unrealized gains and losses on investments sold or held during the year.
Valuation of Investment Securities - The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 4 - Fair Value Measurements). Investments in the STIF are stated at amortized cost which approximates fair value. Fixed income securities including U.S. Treasuries, U.S. government agencies securities, corporate bonds, asset and other mortgage backed securities, agency mortgage backed securities and Non-U.S. government funds are generally valued using model-based pricing methods that use observable market data as inputs. Investments in common stocks are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the plan year.
Investments in commingled funds are stated at estimated fair values, which have been determined based on the NAVs of the funds. NAVs are determined by the financial institution sponsoring such funds by dividing the fund's net assets at fair value by its units outstanding at the valuation dates.
The Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the "Fund"), which is frozen to new participants and to new contributions. The Fund is stated at the fair value of the underlying investments based upon NAV. The beneficial interest of each participant is represented by units which are issued and redeemed daily at the Fund's constant NAV of $1 per unit. The Fund invests principally in Guaranteed Investment Contracts ("GICs") issued by insurance companies; Bank Investment Contracts ("BICs") issued by banks; Synthetic Investment Contracts ("SICs") issued by banks, insurance companies and other issuers, as well as the securities supporting such SICs; separate account contracts ("SACs"); and other similar instruments which are intended to maintain a constant NAV. These investments are included in "Investments measured at net asset value" in the fair value of Plan assets table included in Note 4-Fair Value Measurements.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value. Specifically, any event outside the normal operation of the trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of circumstances that may affect the Fund's ability to transact at contract value include partial or complete legal termination of the trust or a unit holder, tax disqualification of the trust or a unit holder and certain trust amendments if the issuer's consent is not obtained. As of December 31, 2017, the occurrence of an event outside the normal operation of the trust that would cause a withdrawal from an investment contract is not considered to be probable.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $1,825,057 and $1,215,962 at December 31, 2017 and 2016, respectively.

Note 3 - Tax Status

The Internal Revenue Service has determined and informed the Company by a determination letter dated May 8, 2015, that the Plan and related trust are designed in accordance with applicable sections of the Code.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the taxing authorities. The Plan is subject to routine audits by taxing jurisdictions, and is currently not under an IRS audit.
The Plan administrator and tax counsel believe that although the Plan was amended in 2016 and 2017 these amendments were not considered in the most recent determination letter, the Plan is currently designed and being operated in compliance with applicable requirements of the Code and the Plan continues to be tax-exempt. As such, no provision for income taxes has been included in the Plan's financial statements.
Note 4 - Fair Value Measurements

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The objective of a fair value measurement is to estimate the price to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. Such transactions to sell an asset or transfer a liability are assumed to occur in the principal market for that asset or liability, or in the absence of the principal market, the most advantageous market.

Assets and liabilities subject to fair value measurement disclosures are required to be classified according to a three-level fair value hierarchy with respect to the inputs used to determine fair value. The level in which an asset or liability is disclosed within the fair value hierarchy is based on the lowest level input that is significant to the related fair value measurement in its entirety. The levels of input are defined as follows:

Level 1:	Quoted prices unadjusted for identical assets or liabilities in an active market.
Level 2:
Quoted prices for similar assets or liabilities in an active market, quoted prices for identical similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3:	Unobservable inputs that reflect the entity's own assumptions which market participants would use in pricing the asset or liability.

Asset Valuation Techniques - Self-directed brokerage is categorized as Level 1. These investments are valued using quoted prices in active markets for identical assets. Cash and cash equivalents are primarily short-term investment funds that are categorized as Level 2 and are stated at amortized cost which approximates fair value.
Fixed income securities are generally categorized as Level 2. These investments are generally valued using model-based pricing methods that use observable market data as inputs. Broker dealer bids or quotes of securities with similar characteristics may also be used.
The following table provides examples of inputs that are commonly relevant for valuing particular classes of fixed income securities in which the Plan invests. However, these classifications are not exclusive, and any of the inputs may be used to value any other class of fixed income security.

Fixed income class	Examples of standard inputs

All
Trade execution data, live trading levels, cash flows, bids, offers, quotes, spreads, indices, Treasury curves, observed market movements, volatility, specific terms and conditions (collectively referred to as "standard inputs")

Corporate bonds	Standard inputs and events affecting market sectors and individual issuer credit worthiness

U.S. Treasuries, U.S. government agencies, state and local obligations, non-U.S. government securities	Standard inputs

Mortgage backed securities, asset backed securities	Standard inputs, prepayment speeds, actual pool, and collateral information

U.S. and global equity securities in separately managed funds are categorized as Level 1 if the securities trade on national or international exchanges and are valued at their last reported closing price. If the securities do not trade on national or international exchanges they are categorized as Level 2 using significant observable inputs.
Transfers Between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
Plan management evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2017, and December 31, 2016, there were no transfers between levels.
Short-Term and Commingled Funds - The funds held by the Plan have a daily redemption frequency and have no unfunded commitments or notice period requirement for participants.

The fair value of Plan assets by investment category and the corresponding level within the fair value hierarchy as of December 31, 2017 was as follows:

	As of December 31, 2017
	Investment Assets at Fair Value
	Level 1	Level 2	Level 3	Total
Equity:
Global equity	$22,494,397	$—	$—	$22,494,397
DXC common stock	409,351,719	—	—	409,351,719
U.S. equity	17,497,246	—	—	17,497,246

Fixed Income:
U.S. treasuries	—	57,516,543	—	57,516,543
U.S. government agencies	—	8,823,591	—	8,823,591
State and local obligations	—	548,647	—	548,647
Non-U.S. government funds	—	1,761,420	—	1,761,420
Agency mortgage backed securities	—	31,451,031	—	31,451,031
Asset and other mortgage backed securities	—	15,111,159	—	15,111,159
Corporate bonds	—	51,069,712	—	51,069,712
Alternatives fund (mutual fund)	69,069,418	—	—	69,069,418

Other:
Self-directed brokerage	30,962,472	—	—	30,962,472

Cash & cash equivalents:
Short-term investments		196,406,240	—	196,406,240

Total assets in the fair value hierarchy	549,375,252	362,688,343	—	912,063,595

Investments measured at net asset value	—	—	—	2,094,023,959

Total investments at fair value	$549,375,252	$362,688,343	$—	$3,006,087,554

The fair value of Plan assets by investment category and the corresponding level within the fair value hierarchy as of December 31, 2016 was as follows:

	As of December 31, 2016
	Investment Assets at Fair Value
	Level 1	Level 2	Level 3	Total
Equity:
Global equity	$26,406,180	$—	$—	$26,406,180
DXC common stock	286,779,816	—	—	286,779,816
CSRA common stock	—	—	—	—
U.S. equity	11,503,256	—	—	11,503,256

Fixed Income:
U.S. treasuries	—	57,965,794	—	57,965,794
U.S. government agencies	—	8,931,269	—	8,931,269
State and local obligations	—	1,000,373	—	1,000,373
Non-U.S. government	—	1,452,861	—	1,452,861
Agency mortgage backed securities	—	35,870,871	—	35,870,871
Asset and other mortgage backed securities	—	23,194,575	—	23,194,575
Corporate bonds	—	47,128,127	—	47,128,127
Alternatives fund (mutual fund)	65,657,534	—	—	65,657,534

Other:
Self-directed brokerage	25,645,045	—	—	25,645,045

Cash and cash equivalents:
Short-Term Investments	—	208,235,838	—	208,235,838

Total assets in the fair value hierarchy	415,991,831	383,779,708	—	799,771,539

Investments measured at net asset value	—	—	—	1,711,767,638

Total investments at fair value	$415,991,831	$383,779,708	$—	$2,511,539,177

Note 5 - Notes Receivable to Participants

The Plan allows participants to borrow from their vested account balances from a minimum of $1,000 to a maximum of 50% of their vested account balances up to $50,000, subject to certain limitations. The loans are secured by the balance in the participant account and bear interest at the prime rate quoted in the Wall Street Journal plus 1%. Loan terms range from 1-5 years or up to 15 years for purchase of a principal residence.

Loan amounts are taken from the participants' accounts according to a priority specified in the Plan's loan rules and, within each account, prorated from the funds based on their balances at the time. Loan principal repayments go back into the participants' accounts in the reverse order of the priority specified in the Plan's loan rules. Interest payments are prorated to the participants' accounts based on each account's outstanding principal. Both loan principal and interest repayments are invested according to the participant's current investment fund elections. Principal and interest are paid ratably through payroll deductions.

Note 6 - Exempt Party-in-Interest Transactions

Certain investment funds are managed by The Bank of New York Mellon and by one of its management firms, Mellon Capital Management. The Bank of New York Mellon is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. The trustee fees associated with the short-term investment fund managed by the trustee were paid by the Company and amounted to $3,000 for the year ended December 31, 2017. During the year ended December 31, 2017, the Plan expensed $90,833 for The Bank of New York Mellon's Mellon Capital Management fund manager fees.
At December 31, 2017 and 2016, the Plan held 4,313,506 and 4,826,318 shares, respectively, of common stock of DXC and CSC, respectively, and with a cost basis of $108,917,843 and $120,173,088, respectively. The Plan received $2,902,602 in dividends from DXC common stock for the year ended December 31, 2017.

Note 7 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	As of December 31,
	2017	2016
Net assets available for benefits per the financial statements	$3,060,927,835	$2,534,597,043
Amounts allocated to withdrawing participants	(1,825,057)	(1,215,962)
Net assets available for benefits per Form 5500	$3,059,102,778	$2,533,381,081
The following is a reconciliation of the net increase in assets per the financial statements to the Form 5500 for the year ended December 31, 2017:

2017
Net increase in net assets per the financial statements	$526,330,792
Distributions allocated to withdrawing participants at end of year	(1,825,057)
Distributions allocated to withdrawing participants at start of year	1,215,962
Net increase in net assets per Form 5500	$525,721,697
The following is a reconciliation of distributions to participants per the financial statements to the Form 5500, for the year ended December 31, 2017:

2017
Distributions to participants per the financial statements	$349,914,159
Amounts allocated to withdrawing participants at end of year	1,825,057
Amounts allocated to withdrawing participants at start of year	(1,215,962)
Distributions to participants per the Form 5500	$350,523,254

Amounts allocated to withdrawing participants are recorded as distributions on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not paid as of that date.

Note 8 - Subsequent Events

The Plan has performed an evaluation of subsequent events through June 28, 2018, which is the date the financial statements were available to be issued, and has considered relevant matters in the preparation of the financial statements and footnotes.

On May 31, 2018, the Company completed the separation of its U.S. Public Sector business and combination with Vencore Holding Corp. and KeyPoint Government Solutions to form Perspecta Inc. ("Perspecta"), an independent public company that began trading the following day, June 1, 2018, on the New York Stock Exchange under the ticker "PRSP". Under the terms of the Separation agreements, on May 31, 2018, stockholders who held DXC common stock at the close of business on May 25, 2018 (the "Record Date"), received a distribution of one share of Perspecta common stock for every two shares of DXC common stock held as of the Record Date.

On May 1, 2018 the account balances of the impacted Perspecta employees were transferred to a new 401K plan set-up for Perspecta called "Enterprise Services 401K Plan".

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001 Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	Cash	Cash & cash equivalents		57,914
			Total Cash & Cash Equivalents	$57,914

	State Street Global Advisor	Money Market Fund		165,668,937
*	The Bank of New York Mellon	Collective Short Term Invest Fd		30,679,389
			Total Short-Term Investments	196,348,326

*	DXC Technology Company		$108,908,712	409,279,690
*	DXC Technology Company	MAP Pre 2004 Stale	9,131	72,029
			Total Common Stock	409,351,719

	Grantham, Mayo, Van Otterloo & Co.	GMO BNCHMRK-FREE ALL SER-R6		35,157,193
	Pacific Investment Management Company	PIMCO ALL ASSETS ALL AUTH-IS		33,912,225
			Total Registered Investments	69,069,418

	DXC Technology Company	Participant loans - Interest rates range from 3.25% to 9.75%. Maturities range from 2004[1] to 2029		23,138,915

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value

	BlackRock	Blackrock Global Allocation Collective Fund		34,176,060
	Fidelity	Pyramis Select Global Equity Commingled Funds		96,736,533
*	Mellon Bank,N.A.	MCM International Country World Index EX US Issued by Bank of New York MELLON (EB DL ACWI)		329,483,806
*	Mellon Bank,N.A.	Mellon EB Daily Liquidity Stock Index Fund Issued by BNYM		268,362,980
*	Mellon Bank,N.A.	MCM Daily Liquidity Completion Fund issued by BNYM(EB Daily Liquidity Market Completion Fund)		65,914,939
*	Mellon Bank,N.A.	Mellon TIPS Index Fund issued by BNYM (EB Daily Liquidity Non- SL)		38,017,923
	State Street Global Advisor	Target Series Retirement Fund issued by SSgA (Target Retirement Income)		50,824,900
	State Street Global Advisor	Target Series Retirement 2015 issued by SSgA (SSgA Target Retirement 2015 SL)		79,256,080
	State Street Global Advisor	Target Series Retirement 2020 issued by SSgA (SSgA Target Retirement 2020 SL)		208,682,051
	State Street Global Advisor	Target Series Retirement 2025 issued by SSgA (SSgA Target Retirement 2025 SL)		280,424,943
	State Street Global Advisor	Target Series Retirement 2030 issued by SSgA (SSgA Target Retirement 2030 SL)		234,018,759
	State Street Global Advisor	Target Series Retirement 2035 issued by SSgA (SSgA Target Retirement 2035 SL)		172,511,133
	State Street Global Advisor	Target Series Retirement 2040 issued by SSgA (SSgA Target Retirement 2040 SL)		110,724,907
	State Street Global Advisor	Target Series Retirement 2045 issued by SSgA (SSgA Target Retirement 2045 SL)		59,411,436
	State Street Global Advisor	Target Series Retirement 2050 issued by SSgA (SSgA Target Retirement 2050 SL)		41,397,809

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	State Street Global Advisor	Target Series Retirement 2055 issued by SSgA (SSgA Target Retirement 2055 SL)				8,194,308
	State Street Global Advisor	Target Series Retirement 2060 issued by SSgA (SSgA Target Retirement 2060 SL)				13,451,448
	T. Rowe Price	T ROWE Price Stable Value Common Trust Fund				2,433,944
					Total Interest in Commingled Funds	2,094,023,959

	21ST CENTURY FOX AMERICA INC	Corporate bonds	7.75%	1/20/2024		37,117
	ABBOTT LABORATORIES	Corporate bonds	2.90%	11/30/2021		50,579
	ABBOTT LABORATORIES	Corporate bonds	3.88%	9/15/2025		10,343
	ABBOTT LABORATORIES	Corporate bonds	4.75%	4/15/2043		11,103
	ABBVIE INC	Corporate bonds	4.40%	11/6/2042		4,289
	ABBVIE INC	Corporate bonds	3.60%	5/14/2025		226,177
	ABBVIE INC	Corporate bonds	4.70%	5/14/2045		16,819
	ABBVIE INC	Corporate bonds	—%			1,348,137
	AEP TEXAS INC 144A	Corporate bonds	2.40%	10/1/2022		29,554
	AETNA INC	Corporate bonds	2.80%	6/15/2023		39,367
	AETNA INC	Corporate bonds	3.88%	8/15/2047		24,638

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	AIR LEASE CORP	Corporate bonds	3.63%	4/1/2027		9,992
	ALABAMA POWER CO	Corporate bonds	5.20%	6/1/2041		14,435
	ALABAMA POWER CO	Corporate bonds	3.85%	12/1/2042		30,977
	ALLERGAN FUNDING SCS	Corporate bonds	3.85%	6/15/2024		25,619
	ALLERGAN FUNDING SCS	Corporate bonds	2.35%	3/12/2018		235,186
	ALLERGAN FUNDING SCS	Corporate bonds	3.45%	3/15/2022		254,014
	ALLERGAN FUNDING SCS	Corporate bonds	3.80%	3/15/2025		198,519
	ALLERGAN FUNDING SCS	Corporate bonds	4.75%	3/15/2045		37,259
	ALTRIA GROUP INC	Corporate bonds	5.38%	1/31/2044		8,515
	AMAZON.COM INC	Corporate bonds	4.80%	12/5/2034		100,941
	AMAZON.COM INC 144A	Corporate bonds	4.05%	8/22/2047		4,311
	AMAZON.COM INC 144A	Corporate bonds	4.25%	8/22/2057		32,727
	AMERICAN AIRLINES 2015-1 CLASS	Corporate bonds	3.38%	11/1/2028		61,441
	AMERICAN INTERNATIONAL GROUP I	Corporate bonds	4.38%	1/15/2055		24,445
	AMERICAN INTERNATIONAL GROUP I	Corporate bonds	3.90%	4/1/2026		21,777
	AMGEN INC	Corporate bonds	4.56%	6/15/2048		56,866
	AMGEN INC	Corporate bonds	2.60%	8/19/2026		138,842

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	AMGEN INC	Corporate bonds	2.20%	5/11/2020		39,779
	ANADARKO PETROLEUM CORP	Corporate bonds	4.50%	7/15/2044		49,826
	ANADARKO PETROLEUM CORP	Corporate bonds	5.55%	3/15/2026		134,638
	ANALOG DEVICES INC	Corporate bonds	5.30%	12/15/2045		17,828
	ANALOG DEVICES INC	Corporate bonds	3.50%	12/5/2026		45,539
	ANALOG DEVICES INC	Corporate bonds	4.50%	12/5/2036		24,794
	ANDEAVOR LOGISTICS LP / TESORO	Corporate bonds	3.50%	12/1/2022		14,972
	ANDEAVOR LOGISTICS LP / TESORO	Corporate bonds	4.25%	12/1/2027		15,129
	ANDEAVOR LOGISTICS LP / TESORO	Corporate bonds	6.25%	10/15/2022		31,829
	ANHEUSER-BUSCH INBEV FINANCE I	Corporate bonds	4.70%	2/1/2036		89,452
	ANHEUSER-BUSCH INBEV FINANCE I	Corporate bonds	4.90%	2/1/2046		172,689
	ANTHEM INC	Corporate bonds	3.65%	12/1/2027		40,773
	ANTHEM INC	Corporate bonds	4.38%	12/1/2047		21,265
	ANTHEM INC	Corporate bonds	2.50%	11/21/2020		39,916
	ANTHEM INC	Corporate bonds	2.95%	12/1/2022		75,031
	AON PLC	Corporate bonds	4.45%	5/24/2043		24,060
	AON PLC	Corporate bonds	4.60%	6/14/2044		40,364

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	AON PLC	Corporate bonds	4.75%	5/15/2045		38,916
	AON PLC	Corporate bonds	3.88%	12/15/2025		52,277
	APACHE CORP	Corporate bonds	6.00%	1/15/2037		40,215
	APACHE CORP	Corporate bonds	5.10%	9/1/2040		25,569
	APACHE CORP	Corporate bonds	4.75%	4/15/2043		41,109
	APPLE INC	Corporate bonds	3.85%	5/4/2043		65,454
	APPLE INC	Corporate bonds	3.45%	2/9/2045		48,796
	APPLE INC	Corporate bonds	4.65%	2/23/2046		40,986
	APPLE INC	Corporate bonds	3.85%	8/4/2046		78,163
	APPLE INC	Corporate bonds	4.25%	2/9/2047		16,668
	APTIV PLC	Corporate bonds	4.40%	10/1/2046		49,444
	AT&T INC	Corporate bonds	4.35%	6/15/2045		55,356
	AT&T INC	Corporate bonds	4.80%	6/15/2044		98,908
	AT&T INC	Corporate bonds	4.50%	5/15/2035		49,703
	AT&T INC	Corporate bonds	4.45%	4/1/2024		52,891
	AT&T INC	Corporate bonds	5.15%	2/14/2050		136,683
	AT&T INC 144A	Corporate bonds	4.30%	2/15/2030		535,499

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	AVIATION CAPITAL GROUP LL 144A	Corporate bonds	2.88%	9/17/2018		150,503
	AVNET INC	Corporate bonds	4.63%	4/15/2026		10,314
	BAE SYSTEMS HOLDINGS INC 144A	Corporate bonds	3.85%	12/15/2025		25,926
	BALTIMORE GAS & ELECTRIC CO	Corporate bonds	3.75%	8/15/2047		102,454
	BANK OF AMERICA CORP	Corporate bonds	5.65%	5/1/2018		131,551
	BANK OF AMERICA CORP	Corporate bonds	2.00%	1/11/2018		98,002
	BANK OF AMERICA CORP	Corporate bonds	3.30%	1/11/2023		296,670
	BANK OF AMERICA CORP	Corporate bonds	4.00%	4/1/2024		100,427
	BANK OF AMERICA CORP	Corporate bonds	4.00%	1/22/2025		36,413
	BANK OF AMERICA CORP	Corporate bonds	2.25%	4/21/2020		172,120
	BANK OF AMERICA CORP	Corporate bonds	1.95%	5/12/2018		76,006
	BANK OF AMERICA CORP	Corporate bonds	3.88%	8/1/2025		82,277
	BANK OF AMERICA CORP	Corporate bonds	6.88%	4/25/2018		35,535
	BANK OF AMERICA CORP	Corporate bonds	2.73%	3/22/2018		275,518
	BANK OF AMERICA CORP	Corporate bonds	3.82%	1/20/2028		10,344
	BANK OF AMERICA CORP	Corporate bonds	2.88%	4/24/2023		240,353
	BANK OF AMERICA CORP	Corporate bonds	4.24%	4/24/2038		32,536

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	BANK OF NEW YORK MELLON CORP/T	Corporate bonds	3.00%	10/30/2028		34,024
	BANK OF NEW YORK MELLON CORP/T	Corporate bonds	3.00%	2/24/2025		105,019
	BANK OF NEW YORK MELLON CORP/T	Corporate bonds	3.30%	8/23/2029		49,842
	BANK OF NEW YORK MELLON CORP/T	Corporate bonds	3.44%	2/7/2028		174,787
	BARCLAYS PLC	Corporate bonds	5.20%	5/12/2026		213,272
	BAT CAPITAL CORP 144A	Corporate bonds	3.22%	8/15/2024		59,998
	BAT CAPITAL CORP 144A	Corporate bonds	3.56%	8/15/2027		90,117
	BAXALTA INC	Corporate bonds	5.25%	6/23/2045		16,316
	BAYER AG	Corporate bonds	—%			1,279,928
	BAYER US FINANCE LLC 144A	Corporate bonds	3.00%	10/8/2021		202,053
	BECTON DICKINSON AND CO	Corporate bonds	2.68%	12/15/2019		14,051
	BECTON DICKINSON AND CO	Corporate bonds	3.73%	12/15/2024		10,242
	BED BATH & BEYOND INC	Corporate bonds	5.17%	8/1/2044		8,797
	BERKSHIRE HATHAWAY INC	Corporate bonds	2.75%	3/15/2023		35,229
	BERKSHIRE HATHAWAY INC	Corporate bonds	3.13%	3/15/2026		25,283
	BLACK HILLS CORP	Corporate bonds	3.15%	1/15/2027		9,745
	BOSTON PROPERTIES LP	Corporate bonds	2.75%	10/1/2026		37,734

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	BROADCOM CORP / BROADCOM 144A	Corporate bonds	3.00%	1/15/2022		138,814
	BROADCOM CORP / BROADCOM 144A	Corporate bonds	3.63%	1/15/2024		39,775
	BROADCOM CORP / BROADCOM 144A	Corporate bonds	3.13%	1/15/2025		71,697
	BUCKEYE PARTNERS LP	Corporate bonds	4.13%	12/1/2027		39,553
	BURLINGTON NORTHERN SANTA FE L	Corporate bonds	4.55%	9/1/2044		28,624
	BURLINGTON NORTHERN SANTA FE L	Corporate bonds	4.15%	4/1/2045		119,536
	CALIFORNIA INSTITUTE OF TECHNO	Corporate bonds	4.32%	8/1/2045		126,538
	CAPITAL ONE FINANCIAL CORP	Corporate bonds	3.75%	7/28/2026		59,748
	CAPITAL ONE FINANCIAL CORP	Corporate bonds	2.50%	5/12/2020		44,944
	CAPITAL ONE NA/MCLEAN VA	Corporate bonds	1.65%	2/5/2018		249,993
	CBS CORP 144A	Corporate bonds	3.70%	6/1/2028		64,102
	CDP FINANCIAL INC 144A	Corporate bonds	4.40%	11/25/2019		540,421
	CENTERPOINT ENERGY RESOURCES C	Corporate bonds	4.10%	9/1/2047		63,044
	CHARTER COMMUNICATIONS OPERATI	Corporate bonds	4.91%	7/23/2025		37,211
	CHARTER COMMUNICATIONS OPERATI	Corporate bonds	6.38%	10/23/2035		17,514
	CHARTER COMMUNICATIONS OPERATI	Corporate bonds	6.48%	10/23/2045		163,230
	CHARTER COMMUNICATIONS OPERATI	Corporate bonds	4.46%	7/23/2022		61,558

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	CHARTER COMMUNICATIONS OPERATI	Corporate bonds	5.38%	5/1/2047		210,197
	CHEVRON CORP	Corporate bonds	2.90%	3/3/2024		80,711
	CIGNA CORP	Corporate bonds	3.25%	4/15/2025		40,195
	CIGNA CORP	Corporate bonds	3.05%	10/15/2027		19,645
	CIMAREX ENERGY CO	Corporate bonds	4.38%	6/1/2024		142,198
	CIMAREX ENERGY CO	Corporate bonds	3.90%	5/15/2027		102,252
	CITIBANK NA	Corporate bonds	1.85%	9/18/2019		248,463
	CITIGROUP INC	Corporate bonds	2.50%	7/29/2019		90,276
	CITIGROUP INC	Corporate bonds	1.80%	2/5/2018		274,971
	CITIGROUP INC	Corporate bonds	2.40%	2/18/2020		69,918
	CITIGROUP INC	Corporate bonds	2.65%	10/26/2020		80,268
	CITIGROUP INC	Corporate bonds	2.88%	7/24/2023		89,549
	CITIZENS FINANCIAL GROUP INC	Corporate bonds	2.38%	7/28/2021		9,869
	CMS ENERGY CORP	Corporate bonds	3.00%	5/15/2026		24,546
	COMCAST CORP	Corporate bonds	3.40%	7/15/2046		236,539
	COMCAST CORP	Corporate bonds	2.35%	1/15/2027		19,832
	COMCAST CORP	Corporate bonds	3.30%	2/1/2027		142,828

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	COMCAST CORP	Corporate bonds	3.15%	2/15/2028		70,224
	CONCHO RESOURCES INC	Corporate bonds	3.75%	10/1/2027		65,849
	CONCHO RESOURCES INC	Corporate bonds	4.88%	10/1/2047		76,120
	CONSTELLATION BRANDS INC	Corporate bonds	3.50%	5/9/2027		35,711
	CORNING INC	Corporate bonds	4.38%	11/15/2057		94,307
	CORP FINANCIERA DE DESARR 144A	Corporate bonds	4.75%	7/15/2025		212,900
	COVENTRY HEALTH CARE INC	Corporate bonds	5.45%	6/15/2021		70,367
	COX COMMUNICATIONS INC 144A	Corporate bonds	3.15%	8/15/2024		167,430
	CREDIT AGRICOLE SA 144A	Corporate bonds	7.88%	12/31/2049		237,563
	CREDIT AGRICOLE SA 144A	Corporate bonds	6.63%	12/31/2049		207,500
	CREDIT AGRICOLE SA 144A	Corporate bonds	8.13%	12/31/2049		479,685
	CREDIT SUISSE GROUP FUNDING GU	Corporate bonds	3.45%	4/16/2021		255,838
	CROWN CASTLE INTERNATIONAL COR	Corporate bonds	3.40%	2/15/2021		10,212
	CROWN CASTLE INTERNATIONAL COR	Corporate bonds	3.70%	6/15/2026		9,993
	CROWN CASTLE INTERNATIONAL COR	Corporate bonds	2.25%	9/1/2021		24,578
	CROWN CASTLE INTERNATIONAL COR	Corporate bonds	4.00%	3/1/2027		15,336
	CROWN CASTLE INTERNATIONAL COR	Corporate bonds	4.75%	5/15/2047		42,108

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	CROWN CASTLE TOWERS LLC 144A	Corporate bonds	6.11%	1/15/2040		490,176
	CSX CORP	Corporate bonds	3.80%	11/1/2046		49,714
	CSX CORP	Corporate bonds	3.25%	6/1/2027		139,863
	CVS HEALTH CORP	Corporate bonds	5.13%	7/20/2045		11,461
	DELPHI CORP	Corporate bonds	4.15%	3/15/2024		13,728
	DEUTSCHE BANK AG/LONDON	Corporate bonds	1.88%	2/13/2018		32,995
	DEUTSCHE TELEKOM INTERNAT 144A	Corporate bonds	1.95%	9/19/2021		175,036
	DEVON ENERGY CORP	Corporate bonds	5.85%	12/15/2025		23,354
	DISCOVER BANK	Corporate bonds	3.10%	6/4/2020		252,967
	DISCOVER BANK	Corporate bonds	2.60%	11/13/2018		250,848
	DISCOVERY COMMUNICATIONS LLC	Corporate bonds	4.88%	4/1/2043		32,772
	DISCOVERY COMMUNICATIONS LLC	Corporate bonds	2.20%	9/20/2019		19,908
	DISCOVERY COMMUNICATIONS LLC	Corporate bonds	2.95%	3/20/2023		148,451
	DISCOVERY COMMUNICATIONS LLC	Corporate bonds	3.95%	3/20/2028		124,332
	DOMINION ENERGY INC	Corporate bonds	2.58%	7/1/2020		25,010
	DORIC NIMROD AIR ALPHA 20 144A	Corporate bonds	5.25%	5/30/2025		132,311
	DOW CHEMICAL CO/THE	Corporate bonds	4.38%	11/15/2042		13,678

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	DTE ELECTRIC CO	Corporate bonds	3.75%	8/15/2047		52,015
	DUKE ENERGY CAROLINAS LLC	Corporate bonds	3.70%	12/1/2047		41,206
	DUKE ENERGY CORP	Corporate bonds	3.55%	9/15/2021		129,004
	DUKE ENERGY CORP	Corporate bonds	3.05%	8/15/2022		60,658
	DUKE ENERGY CORP	Corporate bonds	3.75%	4/15/2024		62,664
	DUKE ENERGY CORP	Corporate bonds	2.40%	8/15/2022		108,074
	DUKE ENERGY CORP	Corporate bonds	3.15%	8/15/2027		59,566
	DUKE ENERGY FLORIDA LLC	Corporate bonds	2.10%	12/15/2019		19,984
	DUKE ENERGY PROGRESS LLC	Corporate bonds	4.15%	12/1/2044		92,713
	DUKE UNIVERSITY	Corporate bonds	4.08%	10/1/2048		54,646
	DXC Technology Company	Corporate bonds	2.88%	3/27/2020		10,049
	DXC Technology Company	Corporate bonds	4.25%	4/15/2024		93,748
	EASTMAN CHEMICAL CO	Corporate bonds	3.80%	3/15/2025		35,448
	EATON CORP	Corporate bonds	2.75%	11/2/2022		57,167
	EATON CORP	Corporate bonds	4.15%	11/2/2042		20,826
	EI DU PONT DE NEMOURS & CO	Corporate bonds	2.20%	5/1/2020		29,974
	EMERA US FINANCE LP	Corporate bonds	2.15%	6/15/2019		9,961

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	ENEL FINANCE INTERNATIONA 144A	Corporate bonds	2.88%	5/25/2022		199,456
	ENERGY TRANSFER PARTNERS LP	Corporate bonds	4.90%	2/1/2024		5,288
	ENERGY TRANSFER PARTNERS LP	Corporate bonds	4.05%	3/15/2025		11,991
	ENERGY TRANSFER PARTNERS LP	Corporate bonds	4.90%	3/15/2035		108,811
	ENERGY TRANSFER PARTNERS LP	Corporate bonds	5.15%	3/15/2045		58,341
	ENLINK MIDSTREAM PARTNERS LP	Corporate bonds	2.70%	4/1/2019		29,973
	ENLINK MIDSTREAM PARTNERS LP	Corporate bonds	5.45%	6/1/2047		21,134
	ENTERGY CORP	Corporate bonds	2.95%	9/1/2026		29,188
	ENTERGY TEXAS INC	Corporate bonds	3.45%	12/1/2027		40,534
	ENTERPRISE PRODUCTS OPERATING	Corporate bonds	4.90%	5/15/2046		126,706
	ENTERPRISE PRODUCTS OPERATING	Corporate bonds	5.25%	8/16/2077		9,900
	EOG RESOURCES INC	Corporate bonds	3.90%	4/1/2035		66,344
	EOG RESOURCES INC	Corporate bonds	4.15%	1/15/2026		37,250
	EQUIFAX INC	Corporate bonds	2.30%	6/1/2021		9,761
	EVERSOURCE ENERGY	Corporate bonds	2.90%	10/1/2024		34,734
	EXELON CORP	Corporate bonds	5.63%	6/15/2035		49,160
	EXELON CORP	Corporate bonds	2.85%	6/15/2020		35,326

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	EXELON CORP	Corporate bonds	4.95%	6/15/2035		25,088
	EXELON CORP	Corporate bonds	2.45%	4/15/2021		4,977
	EXELON CORP	Corporate bonds	3.40%	4/15/2026		10,003
	FEDEX CORP	Corporate bonds	3.88%	8/1/2042		34,846
	FEDEX CORP	Corporate bonds	4.10%	2/1/2045		37,108
	FEDEX CORP	Corporate bonds	4.55%	4/1/2046		54,911
	FEDEX CORP	Corporate bonds	4.40%	1/15/2047		21,341
	FIDELITY NATIONAL INFORMATION	Corporate bonds	3.50%	4/15/2023		11,245
	FIDELITY NATIONAL INFORMATION	Corporate bonds	5.00%	10/15/2025		9,946
	FLORIDA POWER & LIGHT CO	Corporate bonds	5.69%	3/1/2040		13,278
	FLORIDA POWER & LIGHT CO	Corporate bonds	4.05%	6/1/2042		39,472
	FLORIDA POWER & LIGHT CO	Corporate bonds	3.80%	12/15/2042		10,485
	FLORIDA POWER & LIGHT CO	Corporate bonds	3.70%	12/1/2047		31,269
	FORD MOTOR CO	Corporate bonds	5.29%	12/8/2046		76,175
	FORD MOTOR CREDIT CO LLC	Corporate bonds	5.00%	5/15/2018		272,748
	GE CAPITAL INTERNATIONAL FUNDI	Corporate bonds	3.37%	11/15/2025		203,413
	GE CAPITAL INTERNATIONAL FUNDI	Corporate bonds	4.42%	11/15/2035		216,451

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	GENERAL ELECTRIC CO	Corporate bonds	4.50%	3/11/2044		88,622
	GENERAL ELECTRIC CO	Corporate bonds	0.05%	12/31/2049		159,743
	GENERAL MOTORS CO	Corporate bonds	5.40%	4/1/2048		174,517
	GENERAL MOTORS FINANCIAL CO IN	Corporate bonds	2.45%	11/6/2020		129,022
	GEORGIA POWER CO	Corporate bonds	2.00%	3/30/2020		39,742
	GEORGIA POWER CO	Corporate bonds	3.25%	3/30/2027		60,198
	GEORGIA-PACIFIC LLC 144A	Corporate bonds	5.40%	11/1/2020		14,021
	GILEAD SCIENCES INC	Corporate bonds	4.80%	4/1/2044		75,421
	GILEAD SCIENCES INC	Corporate bonds	4.15%	3/1/2047		42,547
	GILEAD SCIENCES INC	Corporate bonds	2.50%	9/1/2023		14,808
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	6.15%	4/1/2018		65,684
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	2.38%	1/22/2018		318,065
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	2.75%	9/15/2020		35,175
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	4.75%	10/21/2045		17,183
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	2.16%	10/31/2022		410,533
	GREYSTONE COMMERCI FL1A A 144A	Corporate bonds	3.03%	3/15/2027		249,975
	HARRIS CORP	Corporate bonds	2.70%	4/27/2020		25,100

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	HARRIS CORP	Corporate bonds	5.05%	4/27/2045		8,233
	HARTFORD FINANCIAL SERVICES GR	Corporate bonds	4.30%	4/15/2043		23,576
	HCA INC	Corporate bonds	6.50%	2/15/2020		137,800
	HEWLETT PACKARD ENTERPRISE CO	Corporate bonds	2.85%	10/5/2018		130,626
	HONEYWELL INTERNATIONAL INC	Corporate bonds	2.50%	11/1/2026		19,344
	HOST HOTELS & RESORTS LP	Corporate bonds	4.75%	3/1/2023		42,551
	HSBC HOLDINGS PLC	Corporate bonds	3.40%	3/8/2021		204,419
	HSBC HOLDINGS PLC	Corporate bonds	4.38%	11/23/2026		229,684
	HSBC HOLDINGS PLC	Corporate bonds	3.26%	3/13/2023		202,784
	HUMANA INC	Corporate bonds	4.80%	3/15/2047		16,913
	HUNTINGTON INGALLS INDUST 144A	Corporate bonds	3.48%	12/1/2027		99,750
	HYUNDAI CAPITAL AMERICA 144A	Corporate bonds	2.40%	10/30/2018		54,947
	HYUNDAI CAPITAL AMERICA 144A	Corporate bonds	3.00%	10/30/2020		146,763
	HYUNDAI CAPITAL AMERICA 144A	Corporate bonds	2.50%	3/18/2019		29,927
	HYUNDAI CAPITAL AMERICA 144A	Corporate bonds	1.75%	9/27/2019		58,857
	HYUNDAI CAPITAL AMERICA 144A	Corporate bonds	2.55%	4/3/2020		14,878
	HYUNDAI CAPITAL SERVICES 144A	Corporate bonds	3.00%	8/29/2022		196,661

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	IPALCO ENTERPRISES INC 144A	Corporate bonds	3.70%	9/1/2024		34,968
	ITC HOLDINGS CORP 144A	Corporate bonds	2.70%	11/15/2022		29,946
	JABIL INC	Corporate bonds	8.25%	3/15/2018		177,354
	JOHN DEERE CAPITAL CORP	Corporate bonds	2.80%	3/6/2023		100,390
	JOHN DEERE CAPITAL CORP	Corporate bonds	2.65%	6/24/2024		49,524
	JOHNSON & JOHNSON	Corporate bonds	2.95%	3/3/2027		50,665
	JOHNSON & JOHNSON	Corporate bonds	2.90%	1/15/2028		50,074
	JPMORGAN CHASE & CO	Corporate bonds	1.70%	3/1/2018		739,929
	JPMORGAN CHASE & CO	Corporate bonds	2.25%	1/23/2020		109,926
	JPMORGAN CHASE & CO	Corporate bonds	2.70%	5/18/2023		109,279
	JPMORGAN CHASE & CO	Corporate bonds	2.95%	10/1/2026		99,206
	JPMORGAN CHASE & CO	Corporate bonds	2.27%	1/25/2018		200,096
	JPMORGAN CHASE & CO	Corporate bonds	2.60%	10/24/2023		61,553
	JPMORGAN CHASE & CO	Corporate bonds	3.78%	2/1/2028		124,350
	JPMORGAN CHASE & CO	Corporate bonds	2.78%	4/25/2023		518,502
	JPMORGAN CHASE & CO	Corporate bonds	3.54%	5/1/2028		101,735
	JPMORGAN CHASE & CO	Corporate bonds	3.22%	3/1/2025		80,624

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	JPMORGAN CHASE & CO	Corporate bonds	4.63%	12/31/2049		166,175
	JPMORGAN CHASE & CO	Corporate bonds	—%			1,497,267
	JUNIPER NETWORKS INC	Corporate bonds	4.35%	6/15/2025		15,471
	KEYCORP	Corporate bonds	2.90%	9/15/2020		35,328
	KINDER MORGAN ENERGY PARTNERS	Corporate bonds	5.00%	8/15/2042		30,444
	KINDER MORGAN ENERGY PARTNERS	Corporate bonds	5.40%	9/1/2044		116,298
	KINDER MORGAN INC/DE	Corporate bonds	3.05%	12/1/2019		30,263
	KINDER MORGAN INC/DE	Corporate bonds	5.55%	6/1/2045		87,552
	KINDER MORGAN INC/DE	Corporate bonds	5.05%	2/15/2046		31,138
	KLA-TENCOR CORP	Corporate bonds	4.65%	11/1/2024		4,339
	KRAFT HEINZ FOODS CO	Corporate bonds	5.38%	2/10/2020		42,380
	KRAFT HEINZ FOODS CO	Corporate bonds	4.38%	6/1/2046		9,906
	KRAFT HEINZ FOODS CO	Corporate bonds	3.00%	6/1/2026		48,114
	KRAFT HEINZ FOODS CO	Corporate bonds	5.20%	7/15/2045		55,001
	KREDITANSTALT FUER WIEDERAUFBA	Corporate bonds	1.50%	2/6/2019		263,801
	LAM RESEARCH CORP	Corporate bonds	3.80%	3/15/2025		41,583
	LAM RESEARCH CORP	Corporate bonds	2.80%	6/15/2021		27,169

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	LEAR CORP	Corporate bonds	3.80%	9/15/2027		30,026
	LOCKHEED MARTIN CORP	Corporate bonds	3.55%	1/15/2026		62,303
	LOCKHEED MARTIN CORP	Corporate bonds	4.70%	5/15/2046		81,670
	LOCKHEED MARTIN CORP	Corporate bonds	4.09%	9/15/2052		37,685
	LOWE'S COS INC	Corporate bonds	3.38%	9/15/2025		20,608
	LYB INTERNATIONAL FINANCE BV	Corporate bonds	4.00%	7/15/2023		57,573
	LYB INTERNATIONAL FINANCE BV	Corporate bonds	4.88%	3/15/2044		17,759
	MAGELLAN MIDSTREAM PARTNERS LP	Corporate bonds	4.20%	10/3/2047		20,166
	MARATHON PETROLEUM CORP	Corporate bonds	4.75%	9/15/2044		31,345
	MARSH & MCLENNAN COS INC	Corporate bonds	3.50%	3/10/2025		5,151
	MARSH & MCLENNAN COS INC	Corporate bonds	3.75%	3/14/2026		58,485
	MARSH & MCLENNAN COS INC	Corporate bonds	2.75%	1/30/2022		30,060
	MARSH & MCLENNAN COS INC	Corporate bonds	4.35%	1/30/2047		44,307
	MASSACHUSETTS INSTITUTE OF TEC	Corporate bonds	4.68%	7/1/2114		87,582
	MCDONALD'S CORP	Corporate bonds	4.60%	5/26/2045		39,228
	MCDONALD'S CORP	Corporate bonds	2.75%	12/9/2020		5,052
	MCDONALD'S CORP	Corporate bonds	4.70%	12/9/2035		11,359

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	MCDONALD'S CORP	Corporate bonds	4.88%	12/9/2045		17,377
	MCDONALD'S CORP	Corporate bonds	4.45%	3/1/2047		65,305
	MEDTRONIC INC	Corporate bonds	3.50%	3/15/2025		72,614
	MEDTRONIC INC	Corporate bonds	4.63%	3/15/2045		69,903
	METLIFE INC	Corporate bonds	—%			1,753,674
	MICHAEL KORS USA INC 144A	Corporate bonds	4.00%	11/1/2024		10,091
	MICROSOFT CORP	Corporate bonds	3.13%	11/3/2025		112,304
	MICROSOFT CORP	Corporate bonds	3.70%	8/8/2046		125,101
	MICROSOFT CORP	Corporate bonds	3.95%	8/8/2056		64,044
	MICROSOFT CORP	Corporate bonds	4.25%	2/6/2047		22,865
	MICROSOFT CORP	Corporate bonds	4.50%	2/6/2057		71,047
	MICROSOFT CORP	Corporate bonds	—%			2,477,837
	MOLSON COORS BREWING CO	Corporate bonds	1.90%	3/15/2019		89,599
	MOLSON COORS BREWING CO	Corporate bonds	2.25%	3/15/2020		54,723
	MONSANTO CO	Corporate bonds	4.40%	7/15/2044		21,311
	MONSANTO CO	Corporate bonds	3.38%	7/15/2024		53,794
	MORGAN STANLEY	Corporate bonds	2.13%	4/25/2018		44,023

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	MORGAN STANLEY	Corporate bonds	2.50%	1/24/2019		80,204
	MORGAN STANLEY	Corporate bonds	2.63%	11/17/2021		69,681
	MORGAN STANLEY	Corporate bonds	4.38%	1/22/2047		43,847
	MORGAN STANLEY	Corporate bonds	5.63%	9/23/2019		247,646
	MORGAN STANLEY	Corporate bonds	2.80%	6/16/2020		60,541
	MORGAN STANLEY	Corporate bonds	1.88%	1/5/2018		223,996
	MORGAN STANLEY	Corporate bonds	3.95%	4/23/2027		10,155
	MORGAN STANLEY	Corporate bonds	—%			1,890,756
	MOTOROLA SOLUTIONS INC	Corporate bonds	3.50%	9/1/2021		20,301
	MOTOROLA SOLUTIONS INC	Corporate bonds	4.00%	9/1/2024		20,513
	MPLX LP	Corporate bonds	5.20%	3/1/2047		87,794
	MYLAN INC 144A	Corporate bonds	3.13%	1/15/2023		59,167
	MYLAN NV	Corporate bonds	2.50%	6/7/2019		49,948
	NBCUNIVERSAL ENTERPRISE I 144A	Corporate bonds	5.25%	12/31/2049		382,500
	NBCUNIVERSAL ENTERPRISE I 144A	Corporate bonds	1.74%	4/1/2021		130,408
	NBCUNIVERSAL MEDIA LLC	Corporate bonds	4.45%	1/15/2043		29,463
	NEXTERA ENERGY CAPITAL HOLDING	Corporate bonds	3.55%	5/1/2027		35,653

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	NISOURCE INC	Corporate bonds	3.49%	5/15/2027		208,657
	NOMURA HOLDINGS INC	Corporate bonds	2.75%	3/19/2019		20,150
	NORFOLK SOUTHERN CORP	Corporate bonds	2.90%	6/15/2026		34,428
	NORFOLK SOUTHERN CORP	Corporate bonds	3.15%	6/1/2027		44,885
	NORTHERN STATES POWER CO/MN	Corporate bonds	3.60%	9/15/2047		40,702
	NORTHERN STATES POWER CO/WI	Corporate bonds	3.75%	12/1/2047		60,510
	NORTHROP GRUMMAN CORP	Corporate bonds	3.25%	8/1/2023		51,022
	NORTHROP GRUMMAN CORP	Corporate bonds	2.08%	10/15/2020		49,592
	NORTHROP GRUMMAN CORP	Corporate bonds	3.25%	1/15/2028		50,073
	NORTHROP GRUMMAN CORP	Corporate bonds	4.03%	10/15/2047		73,157
	NORTHWEST FLORIDA TIMBER 144A	Corporate bonds	4.75%	3/4/2029		94,683
	NOVARTIS CAPITAL CORP	Corporate bonds	3.10%	5/17/2027		101,956
	NSTAR ELECTRIC CO	Corporate bonds	3.20%	5/15/2027		45,545
	ONCOR ELECTRIC DELIVERY C 144A	Corporate bonds	3.80%	9/30/2047		15,583
	ONE GAS INC	Corporate bonds	4.66%	2/1/2044		39,861
	ORACLE CORP	Corporate bonds	4.00%	7/15/2046		143,641
	PACIFICORP	Corporate bonds	5.75%	4/1/2037		32,277

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	PENSKE TRUCK LEASING CO L 144A	Corporate bonds	3.40%	11/15/2026		83,927
	PEPSICO INC	Corporate bonds	3.45%	10/6/2046		19,403
	PEPSICO INC	Corporate bonds	3.00%	10/15/2027		99,647
	PETRO-CANADA	Corporate bonds	6.80%	5/15/2038		41,347
	PETROLEOS MEXICANOS	Corporate bonds	6.00%	3/5/2020		55,172
	PETROLEOS MEXICANOS	Corporate bonds	5.63%	1/23/2046		88,848
	PFIZER INC	Corporate bonds	4.13%	12/15/2046		27,753
	PIONEER NATURAL RESOURCES CO	Corporate bonds	3.95%	7/15/2022		31,269
	PIONEER NATURAL RESOURCES CO	Corporate bonds	4.45%	1/15/2026		116,830
	PITNEY BOWES INC	Corporate bonds	3.63%	9/15/2020		79,200
	PITNEY BOWES INC	Corporate bonds	4.70%	4/1/2023		91,749
	PRESIDENT & FELLOWS OF HARVARD	Corporate bonds	3.30%	7/15/2056		53,840
	PRINCIPAL FINANCIAL GROUP INC	Corporate bonds	4.63%	9/15/2042		11,138
	PRINCIPAL FINANCIAL GROUP INC	Corporate bonds	3.13%	5/15/2023		20,108
	PRINCIPAL FINANCIAL GROUP INC	Corporate bonds	3.10%	11/15/2026		14,815
	PROGRESS ENERGY INC	Corporate bonds	7.00%	10/30/2031		126,947
	QUALCOMM INC	Corporate bonds	3.45%	5/20/2025		11,035

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	QUALCOMM INC	Corporate bonds	4.80%	5/20/2045		62,382
	REALTY INCOME CORP	Corporate bonds	4.13%	10/15/2026		51,983
	REALTY INCOME CORP	Corporate bonds	3.00%	1/15/2027		38,276
	REPUBLIC SERVICES INC	Corporate bonds	2.90%	7/1/2026		29,376
	REPUBLIC SERVICES INC	Corporate bonds	3.38%	11/15/2027		40,299
	REYNOLDS AMERICAN INC	Corporate bonds	3.25%	6/12/2020		25,402
	REYNOLDS AMERICAN INC	Corporate bonds	4.00%	6/12/2022		41,793
	REYNOLDS AMERICAN INC	Corporate bonds	4.45%	6/12/2025		63,975
	ROCKWELL COLLINS INC	Corporate bonds	2.80%	3/15/2022		140,197
	ROYAL BANK OF CANADA	Corporate bonds	2.13%	3/2/2020		69,790
	ROYAL BANK OF CANADA	Corporate bonds	2.15%	10/26/2020		49,677
	SABINE PASS LIQUEFACTION LLC	Corporate bonds	6.25%	3/15/2022		111,263
	SABINE PASS LIQUEFACTION LLC	Corporate bonds	5.75%	5/15/2024		111,148
	SABINE PASS LIQUEFACTION LLC	Corporate bonds	5.63%	3/1/2025		154,421
	SHELL INTERNATIONAL FINANCE BV	Corporate bonds	4.38%	5/11/2045		10,119
	SHELL INTERNATIONAL FINANCE BV	Corporate bonds	2.13%	5/11/2020		11,975
	SHERWIN-WILLIAMS CO/THE	Corporate bonds	4.50%	6/1/2047		87,468

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	SHIRE ACQUISITIONS INVESTMENTS	Corporate bonds	1.90%	9/23/2019		113,959
	SOUTHWEST AIRLINES CO	Corporate bonds	2.75%	11/16/2022		89,903
	SOUTHWESTERN PUBLIC SERVICE CO	Corporate bonds	3.30%	6/15/2024		153,575
	SPECTRA ENERGY PARTNERS LP	Corporate bonds	4.50%	3/15/2045		41,245
	SPECTRA ENERGY PARTNERS LP	Corporate bonds	3.38%	10/15/2026		59,295
	SPRINT SPECTRUM CO LLC / 144A	Corporate bonds	3.36%	3/20/2023		731,104
	STATE STREET CORP	Corporate bonds	2.55%	8/18/2020		120,796
	STRYKER CORP	Corporate bonds	4.63%	3/15/2046		28,390
	STRYKER CORP	Corporate bonds	3.50%	3/15/2026		15,478
	SUNOCO LOGISTICS PARTNERS OPER	Corporate bonds	5.35%	5/15/2045		30,805
	SUNOCO LOGISTICS PARTNERS OPER	Corporate bonds	5.40%	10/1/2047		30,203
	SYNCHRONY FINANCIAL	Corporate bonds	2.70%	2/3/2020		15,037
	SYNOVUS FINANCIAL CORP	Corporate bonds	3.13%	11/1/2022		29,751
	TAPESTRY INC	Corporate bonds	4.13%	7/15/2027		15,114
	TEACHERS INSURANCE & ANNU 144A	Corporate bonds	6.85%	12/16/2039		5,651
	TEACHERS INSURANCE & ANNU 144A	Corporate bonds	4.90%	9/15/2044		11,439
	TEACHERS INSURANCE & ANNU 144A	Corporate bonds	4.27%	5/15/2047		31,726

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	TEVA PHARMACEUTICAL FINANCE NE	Corporate bonds	1.40%	7/20/2018		89,401
	TEVA PHARMACEUTICAL FINANCE NE	Corporate bonds	1.70%	7/19/2019		72,870
	TEVA PHARMACEUTICAL FINANCE NE	Corporate bonds	2.20%	7/21/2021		137,021
	THERMO FISHER SCIENTIFIC INC	Corporate bonds	3.60%	8/15/2021		82,578
	THERMO FISHER SCIENTIFIC INC	Corporate bonds	2.95%	9/19/2026		14,576
	THERMO FISHER SCIENTIFIC INC	Corporate bonds	3.20%	8/15/2027		39,646
	TIME WARNER INC	Corporate bonds	3.88%	1/15/2026		104,992
	TIME WARNER INC	Corporate bonds	3.80%	2/15/2027		149,858
	TRAVELERS COS INC/THE	Corporate bonds	4.30%	8/25/2045		26,662
	TYCO ELECTRONICS GROUP SA	Corporate bonds	3.45%	8/1/2024		10,280
	UBS AG/STAMFORD CT	Corporate bonds	1.80%	3/26/2018		430,015
	UNION PACIFIC CORP	Corporate bonds	3.88%	2/1/2055		54,863
	UNION PACIFIC CORP	Corporate bonds	4.10%	9/15/2067		31,299
	UNION PACIFIC RAILROAD CO 2014	Corporate bonds	3.23%	5/14/2026		54,870
	UNITED TECHNOLOGIES CORP	Corporate bonds	1.90%	5/4/2020		79,212
	UNITED TECHNOLOGIES CORP	Corporate bonds	3.13%	5/4/2027		40,025
	UNITED TECHNOLOGIES CORP	Corporate bonds	1.78%	5/4/2018		384,411

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	UNITEDHEALTH GROUP INC	Corporate bonds	2.88%	12/15/2021		217,737
	UNITEDHEALTH GROUP INC	Corporate bonds	2.70%	7/15/2020		40,462
	UNITEDHEALTH GROUP INC	Corporate bonds	3.35%	7/15/2022		139,405
	UNITEDHEALTH GROUP INC	Corporate bonds	4.75%	7/15/2045		47,248
	UNITEDHEALTH GROUP INC	Corporate bonds	—%			1,743,177
	US BANCORP	Corporate bonds	3.10%	4/27/2026		24,824
	US BANCORP	Corporate bonds	3.15%	4/27/2027		65,119
	VERIZON COMMUNICATIONS INC	Corporate bonds	5.01%	8/21/2054		51,199
	VERIZON COMMUNICATIONS INC	Corporate bonds	4.40%	11/1/2034		155,913
	VERIZON COMMUNICATIONS INC	Corporate bonds	4.52%	9/15/2048		29,539
	VERIZON COMMUNICATIONS INC	Corporate bonds	5.01%	4/15/2049		20,976
	VERIZON COMMUNICATIONS INC	Corporate bonds	5.50%	3/16/2047		113,941
	VERIZON COMMUNICATIONS INC	Corporate bonds	4.13%	3/16/2027		62,563
	VERIZON COMMUNICATIONS INC	Corporate bonds	4.50%	8/10/2033		157,324
	VERIZON COMMUNICATIONS INC	Corporate bonds	2.00%	5/22/2020		160,930
	VIACOM INC	Corporate bonds	4.25%	9/1/2023		122,518
	VIRGINIA ELECTRIC & POWER CO	Corporate bonds	6.00%	5/15/2037		197,834

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	VIRGINIA ELECTRIC & POWER CO	Corporate bonds	6.35%	11/30/2037		27,571
	VISA INC	Corporate bonds	4.15%	12/14/2035		91,041
	VISA INC	Corporate bonds	4.30%	12/14/2045		50,069
	VISA INC	Corporate bonds	—%			1,866,507
	WACHOVIA CORP	Corporate bonds	5.50%	8/1/2035		22,739
	WALGREENS BOOTS ALLIANCE INC	Corporate bonds	4.80%	11/18/2044		16,150
	WALGREENS BOOTS ALLIANCE INC	Corporate bonds	4.65%	6/1/2046		36,871
	WELLS FARGO & CO	Corporate bonds	2.10%	7/26/2021		117,991
	WELLS FARGO & CO	Corporate bonds	3.00%	10/23/2026		21,563
	WELLS FARGO & CO	Corporate bonds	4.30%	7/22/2027		37,268
	WELLS FARGO & CO	Corporate bonds	2.60%	7/22/2020		124,764
	WELLS FARGO & CO	Corporate bonds	2.63%	7/22/2022		228,763
	WELLS FARGO & CO	Corporate bonds	1.99%	4/23/2018		245,335
	WESTROCK CO 144A	Corporate bonds	3.00%	9/15/2024		24,778
	WESTROCK RKT CO	Corporate bonds	4.90%	3/1/2022		29,116
	WILLIS NORTH AMERICA INC	Corporate bonds	3.60%	5/15/2024		10,166
	WISCONSIN POWER & LIGHT CO	Corporate bonds	3.05%	10/15/2027		35,008

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	XEROX CORP	Corporate bonds	3.63%	3/15/2023		29,266
	XILINX INC	Corporate bonds	2.95%	6/1/2024		64,594
					Total Corporate Bonds	51,069,712

	FEDERAL HOME LN BK CONS BD	U.S. Government Agencies	5.50%	7/15/2036		493,736
	FEDERAL HOME LN MTG CORP	U.S. Government Agencies	6.75%	3/15/2031		34,321
	FEDERAL HOME LN MTG CORP	U.S. Government Agencies	6.25%	7/15/2032		131,862
	FEDERAL HOME LN MTG CORP STRIP	U.S. Government Agencies	—%	9/15/2029		48,872
	FEDERAL HOME LN MTG CORP STRIP	U.S. Government Agencies	—%	3/15/2031		13,409
	FEDERAL NATL MTG ASSN STRIP	U.S. Government Agencies	—%	5/15/2030		413,670
	GNMA POOL #0499416	U.S. Government Agencies	6.00%	2/15/2029		233
	GNMA POOL #0615516	U.S. Government Agencies	4.50%	9/15/2033		14,183
	GNMA POOL #0689835	U.S. Government Agencies	6.50%	8/15/2038		5,460
	GNMA POOL #0728627	U.S. Government Agencies	4.50%	1/15/2040		15,459
	GNMA POOL #0738019	U.S. Government Agencies	4.50%	2/15/2041		18,169
	GNMA POOL #0745793	U.S. Government Agencies	4.50%	7/15/2040		27,093
	GNMA POOL #0759138	U.S. Government Agencies	4.00%	1/15/2041		58,716

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	GNMA POOL #0762838	U.S. Government Agencies	4.00%	3/15/2041		35,317
	GNMA POOL #0781590	U.S. Government Agencies	5.50%	4/15/2033		4,384
	GNMA POOL #0782510	U.S. Government Agencies	6.50%	12/15/2038		12,216
	GNMA POOL #0782557	U.S. Government Agencies	5.00%	1/15/2039		73,956
	GNMA POOL #0782619	U.S. Government Agencies	5.00%	4/15/2039		57,505
	GNMA POOL #0782958	U.S. Government Agencies	5.00%	5/15/2040		27,579
	GNMA POOL #0783571	U.S. Government Agencies	5.00%	12/15/2033		26,972
	GNMA POOL #0783609	U.S. Government Agencies	4.50%	10/15/2040		89,695
	GNMA POOL #0783610	U.S. Government Agencies	4.50%	11/15/2041		59,413
	GNMA GTD REMIC P/T 15-3 ZD	U.S. Government Agencies	4.00%	1/20/2045		391,878
	GNMA II POOL #0004223	U.S. Government Agencies	6.50%	8/20/2038		15,750
	GNMA II POOL #0004292	U.S. Government Agencies	6.50%	11/20/2038		5,738
	GNMA II POOL #0004559	U.S. Government Agencies	5.00%	10/20/2039		190,904
	GNMA II POOL #0004598	U.S. Government Agencies	4.50%	12/20/2039		5,782
	GNMA II POOL #0004617	U.S. Government Agencies	4.50%	1/20/2040		7,066
	GNMA II POOL #0004636	U.S. Government Agencies	4.50%	2/20/2040		5,687
	GNMA II POOL #0004696	U.S. Government Agencies	4.50%	5/20/2040		390

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	GNMA II POOL #0004771	U.S. Government Agencies	4.50%	8/20/2040		13,411
	GNMA II POOL #0004800	U.S. Government Agencies	4.00%	9/20/2040		6,384
	GNMA II POOL #0004833	U.S. Government Agencies	4.00%	10/20/2040		6,937
	GNMA II POOL #0004882	U.S. Government Agencies	4.00%	12/20/2040		72,414
	GNMA II POOL #0004922	U.S. Government Agencies	4.00%	1/20/2041		48,527
	GNMA II POOL #0005018	U.S. Government Agencies	5.00%	4/20/2041		16,131
	GNMA II POOL #0005056	U.S. Government Agencies	5.00%	5/20/2041		4,155
	GNMA II POOL #0005083	U.S. Government Agencies	5.00%	6/20/2041		26,208
	GNMA II POOL #0005115	U.S. Government Agencies	4.50%	7/20/2041		214,952
	GNMA II POOL #0005116	U.S. Government Agencies	5.00%	7/20/2041		23,089
	GNMA II POOL #0783584	U.S. Government Agencies	4.50%	7/20/2041		33,485
	GNMA II POOL #0783590	U.S. Government Agencies	4.50%	6/20/2041		41,132
	GNMA II POOL #0A3034S	U.S. Government Agencies	3.50%	8/20/2045		2,022,262
	GNMA II POOL #0MA1678	U.S. Government Agencies	4.00%	2/20/2044		749,404
	GNMA II POOL #0MA2960	U.S. Government Agencies	3.00%	7/20/2045		1,117,426
	GNMA II POOL #0MA3104	U.S. Government Agencies	3.00%	9/20/2045		553,685
	GNMA II POOL #0MA3173	U.S. Government Agencies	3.50%	10/20/2045		178,607

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	GNMA II POOL #0MA4321	U.S. Government Agencies	3.50%	2/20/2047		1,409,967
					Total U.S. Government Agencies	8,823,591

	MASSACHUSETTS ST SCH BLDG AUTH	State and local obligations	5.00%	10/15/2041		55,265
	NEW JERSEY ST TRANSPRTN TRUST	State and local obligations	5.00%	6/15/2036		211,004
	NEW YORK ST URBAN DEV CORP REV	State and local obligations	5.00%	3/15/2024		127,692
	UNIV OF CALIFORNIA CA REVENUES	State and local obligations	4.77%	5/15/2115		109,834
	UNIV OF CALIFORNIA CA REVENUES	State and local obligations	4.86%	5/15/2039		44,852
					Total State and Local Obligations	548,647

	FHLMC POOL #A7-1746	Agency mortgage backed securities	5.50%	1/1/2038		87,303
	FHLMC POOL #A8-1740	Agency mortgage backed securities	5.50%	9/1/2038		82,154
	FHLMC POOL #A9-0196	Agency mortgage backed securities	4.50%	12/1/2039		18,356
	FHLMC POOL #A9-7420	Agency mortgage backed securities	4.00%	3/1/2041		388,302
	FHLMC POOL #C0-3811	Agency mortgage backed securities	3.50%	4/1/2042		63,841
	FHLMC POOL #G0-1838	Agency mortgage backed securities	5.00%	7/1/2035		88,253
	FHLMC POOL #G0-1840	Agency mortgage backed securities	5.00%	7/1/2035		68,723

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FHLMC POOL #G0-7550	Agency mortgage backed securities	3.00%	8/1/2043		332,309
	FHLMC POOL #G0-7553	Agency mortgage backed securities	5.50%	6/1/2041		29,632
	FHLMC POOL #G0-7613	Agency mortgage backed securities	6.00%	4/1/2039		50,308
	FHLMC POOL #G0-7642	Agency mortgage backed securities	5.00%	10/1/2041		46,518
	FHLMC POOL #G0-7786	Agency mortgage backed securities	4.00%	8/1/2044		95,120
	FHLMC POOL #G0-7962	Agency mortgage backed securities	5.00%	11/1/2041		155,886
	FHLMC POOL #G0-8624	Agency mortgage backed securities	4.00%	1/1/2045		211,868
	FHLMC POOL #G0-8672	Agency mortgage backed securities	4.00%	10/1/2045		183,404
	FHLMC POOL #G0-8784	Agency mortgage backed securities	3.50%	9/1/2047		2,650,339
	FHLMC POOL #G1-4010	Agency mortgage backed securities	5.50%	5/1/2022		73,457
	FHLMC POOL #G1-5520	Agency mortgage backed securities	3.00%	7/1/2030		90,034
	FHLMC POOL #G6-0018	Agency mortgage backed securities	4.50%	12/1/2043		80,569
	FHLMC POOL #G6-0148	Agency mortgage backed securities	4.50%	7/1/2045		129,729
	FHLMC POOL #G6-0198	Agency mortgage backed securities	4.50%	9/1/2044		142,770
	FHLMC POOL #J0-0252	Agency mortgage backed securities	5.50%	10/1/2020		2,506
	FHLMC POOL #J0-0813	Agency mortgage backed securities	5.00%	12/1/2020		1,221
	FHLMC POOL #J0-2895	Agency mortgage backed securities	5.50%	6/1/2021		16,580

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FHLMC POOL #J0-3285	Agency mortgage backed securities	5.00%	8/1/2021		18,114
	FHLMC POOL #J0-3286	Agency mortgage backed securities	5.00%	9/1/2021		98,233
	FHLMC POOL #J0-5930	Agency mortgage backed securities	5.50%	3/1/2021		730
	FHLMC POOL #J3-1418	Agency mortgage backed securities	2.50%	5/1/2030		52,043
	FHLMC POOL #J3-1689	Agency mortgage backed securities	3.00%	5/1/2030		104,296
	FHLMC POOL #J3-2181	Agency mortgage backed securities	3.00%	7/1/2030		10,438
	FHLMC POOL #J3-2204	Agency mortgage backed securities	2.50%	7/1/2030		19,389
	FHLMC POOL #J3-2209	Agency mortgage backed securities	2.50%	7/1/2030		17,832
	FHLMC POOL #J3-2436	Agency mortgage backed securities	3.00%	8/1/2030		12,618
	FHLMC POOL #J3-2491	Agency mortgage backed securities	2.50%	7/1/2030		4,268
	FHLMC POOL #Q0-0804	Agency mortgage backed securities	4.50%	5/1/2041		37,320
	FHLMC POOL #Q0-0959	Agency mortgage backed securities	4.50%	5/1/2041		38,426
	FHLMC POOL #Q1-4866	Agency mortgage backed securities	3.00%	1/1/2043		66,890
	FHLMC POOL #Q1-6403	Agency mortgage backed securities	3.00%	3/1/2043		66,683
	FHLMC POOL #Q1-6567	Agency mortgage backed securities	3.00%	3/1/2043		68,712
	FHLMC POOL #Q1-6673	Agency mortgage backed securities	3.00%	3/1/2043		64,466
	FHLMC POOL #Q1-7095	Agency mortgage backed securities	3.00%	4/1/2043		67,247

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FHLMC POOL #Q2-0021	Agency mortgage backed securities	3.50%	7/1/2043		73,301
	FHLMC POOL #Q2-0206	Agency mortgage backed securities	3.50%	7/1/2043		70,014
	FHLMC POOL #Q2-4894	Agency mortgage backed securities	4.50%	2/1/2044		48,422
	FHLMC POOL #Q2-7375	Agency mortgage backed securities	4.50%	7/1/2044		26,278
	FHLMC POOL #Q2-9187	Agency mortgage backed securities	4.50%	10/1/2044		20,731
	FHLMC POOL #Q3-1644	Agency mortgage backed securities	4.00%	2/1/2045		995,833
	FHLMC POOL #Q3-6302	Agency mortgage backed securities	3.50%	9/1/2045		12,407
	FHLMC POOL #Q3-6972	Agency mortgage backed securities	4.00%	10/1/2045		125,783
	FHLMC POOL #V6-0696	Agency mortgage backed securities	3.00%	1/1/2030		23,213
	FHLMC POOL #V6-0724	Agency mortgage backed securities	3.00%	1/1/2030		32,490
	FHLMC POOL #V6-0770	Agency mortgage backed securities	2.50%	3/1/2030		46,366
	FHLMC POOL #V6-0796	Agency mortgage backed securities	2.50%	5/1/2030		73,244
	FHLMC POOL #V6-0840	Agency mortgage backed securities	3.00%	6/1/2030		130,566
	FHLMC POOL #V6-0886	Agency mortgage backed securities	2.50%	8/1/2030		80,413
	FHLMC POOL #V6-0902	Agency mortgage backed securities	2.50%	8/1/2030		59,991
	FHLMC POOL #V6-0903	Agency mortgage backed securities	2.50%	9/1/2030		59,635
	FHLMC POOL #V6-0904	Agency mortgage backed securities	2.50%	9/1/2030		122,843

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FHLMC POOL #V6-0905	Agency mortgage backed securities	2.50%	7/1/2030		6,109
	FHLMC POOL #V6-0908	Agency mortgage backed securities	3.00%	8/1/2030		123,040
	FHLMC POOL #V6-0909	Agency mortgage backed securities	3.00%	8/1/2030		19,734
	FHLMC POOL #V8-0169	Agency mortgage backed securities	3.00%	7/1/2043		281,879
	FHLMC POOL #V8-0355	Agency mortgage backed securities	3.50%	8/1/2043		70,860
	FHLMC POOL #V8-3224	Agency mortgage backed securities	3.50%	7/1/2047		403,863
	FHLMC MULTICLASS MTG 4316 XZ	Agency mortgage backed securities	4.50%	3/15/2044		225,636
	FHLMC MULTICLASS MTG 4352 ZX	Agency mortgage backed securities	4.00%	4/15/2044		317,241
	FHLMC MULTICLASS MTG K066 A2	Agency mortgage backed securities	3.12%	6/25/2027		163,268
	FHLMC MULTICLASS MTG K067 A2	Agency mortgage backed securities	3.19%	7/25/2027		46,205
	FNMA POOL #0254548	Agency mortgage backed securities	5.50%	12/1/2032		92,023
	FNMA POOL #0255316	Agency mortgage backed securities	5.00%	7/1/2019		5,104
	FNMA POOL #0555424	Agency mortgage backed securities	5.50%	5/1/2033		68,418
	FNMA POOL #0555591	Agency mortgage backed securities	5.50%	7/1/2033		30,283
	FNMA POOL #0676654	Agency mortgage backed securities	5.50%	1/1/2033		84,272
	FNMA POOL #0676661	Agency mortgage backed securities	5.50%	1/1/2033		63,313
	FNMA POOL #0735989	Agency mortgage backed securities	5.50%	2/1/2035		3,633

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0888601	Agency mortgage backed securities	5.50%	6/1/2020		7,707
	FNMA POOL #0889466	Agency mortgage backed securities	6.00%	5/1/2038		19,375
	FNMA POOL #0889529	Agency mortgage backed securities	6.00%	3/1/2038		8,021
	FNMA POOL #0889983	Agency mortgage backed securities	6.00%	10/1/2038		13,593
	FNMA POOL #0909353	Agency mortgage backed securities	5.50%	2/1/2022		66,181
	FNMA POOL #0995113	Agency mortgage backed securities	5.50%	9/1/2036		125,080
	FNMA POOL #0995320	Agency mortgage backed securities	4.50%	12/1/2020		32,527
	FNMA POOL #0995324	Agency mortgage backed securities	5.00%	12/1/2020		59,167
	FNMA POOL #0AB1226	Agency mortgage backed securities	4.50%	7/1/2040		9,159
	FNMA POOL #0AB3251	Agency mortgage backed securities	3.50%	7/1/2026		222,098
	FNMA POOL #0AB3314	Agency mortgage backed securities	4.50%	7/1/2041		9,085
	FNMA POOL #0AB4530	Agency mortgage backed securities	4.00%	2/1/2042		38,353
	FNMA POOL #0AB7271	Agency mortgage backed securities	3.00%	12/1/2042		60,199
	FNMA POOL #0AB7425	Agency mortgage backed securities	3.00%	12/1/2042		50,540
	FNMA POOL #0AB7458	Agency mortgage backed securities	3.00%	1/1/2043		62,199
	FNMA POOL #0AB7497	Agency mortgage backed securities	3.00%	1/1/2043		61,751
	FNMA POOL #0AB7567	Agency mortgage backed securities	3.00%	1/1/2043		62,560

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AB7755	Agency mortgage backed securities	3.00%	1/1/2043		67,255
	FNMA POOL #0AB7762	Agency mortgage backed securities	3.00%	2/1/2043		55,640
	FNMA POOL #0AB8558	Agency mortgage backed securities	3.00%	2/1/2043		54,837
	FNMA POOL #0AB8701	Agency mortgage backed securities	3.00%	3/1/2043		82,531
	FNMA POOL #0AB8712	Agency mortgage backed securities	3.00%	3/1/2043		20,022
	FNMA POOL #0AB8830	Agency mortgage backed securities	3.00%	3/1/2043		50,700
	FNMA POOL #0AB8923	Agency mortgage backed securities	3.00%	4/1/2043		67,635
	FNMA POOL #0AB8924	Agency mortgage backed securities	3.00%	4/1/2043		62,090
	FNMA POOL #0AB9016	Agency mortgage backed securities	3.00%	4/1/2043		64,727
	FNMA POOL #0AB9173	Agency mortgage backed securities	3.00%	5/1/2043		67,866
	FNMA POOL #0AB9341	Agency mortgage backed securities	3.00%	5/1/2043		188,239
	FNMA POOL #0AB9462	Agency mortgage backed securities	3.00%	5/1/2043		89,039
	FNMA POOL #0AB9662	Agency mortgage backed securities	3.00%	6/1/2043		108,060
	FNMA POOL #0AC1876	Agency mortgage backed securities	4.00%	9/1/2039		1,283,387
	FNMA POOL #0AC9312	Agency mortgage backed securities	4.00%	10/1/2041		19,198
	FNMA POOL #0AD0454	Agency mortgage backed securities	5.00%	11/1/2021		13,746
	FNMA POOL #0AD7992	Agency mortgage backed securities	4.50%	7/1/2040		32,719

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AD8036	Agency mortgage backed securities	4.50%	8/1/2040		89,713
	FNMA POOL #0AE0096	Agency mortgage backed securities	5.50%	7/1/2025		109,430
	FNMA POOL #0AE0812	Agency mortgage backed securities	5.00%	7/1/2025		62,997
	FNMA POOL #0AE0823	Agency mortgage backed securities	6.00%	9/1/2040		8,239
	FNMA POOL #0AE0919	Agency mortgage backed securities	5.00%	5/1/2021		27,849
	FNMA POOL #0AE6056	Agency mortgage backed securities	4.00%	9/1/2040		26,478
	FNMA POOL #0AE8395	Agency mortgage backed securities	4.00%	11/1/2040		62,030
	FNMA POOL #0AH3518	Agency mortgage backed securities	4.00%	2/1/2041		63,020
	FNMA POOL #0AH3813	Agency mortgage backed securities	4.00%	1/1/2041		114,827
	FNMA POOL #0AJ4898	Agency mortgage backed securities	4.00%	1/1/2042		78,753
	FNMA POOL #0AL1704	Agency mortgage backed securities	6.50%	5/1/2040		76,173
	FNMA POOL #0AL1938	Agency mortgage backed securities	4.00%	12/1/2026		67,480
	FNMA POOL #0AL2482	Agency mortgage backed securities	4.50%	9/1/2042		28,906
	FNMA POOL #0AL2499	Agency mortgage backed securities	4.50%	1/1/2042		774,963
	FNMA POOL #0AL2683	Agency mortgage backed securities	4.00%	9/1/2026		94,288
	FNMA POOL #0AL2935	Agency mortgage backed securities	3.50%	2/1/2043		63,548
	FNMA POOL #0AL3162	Agency mortgage backed securities	3.00%	2/1/2043		192,620

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AL3597	Agency mortgage backed securities	4.00%	1/1/2043		101,598
	FNMA POOL #0AL3759	Agency mortgage backed securities	3.00%	5/1/2043		61,171
	FNMA POOL #0AL4009	Agency mortgage backed securities	3.50%	7/1/2043		269,719
	FNMA POOL #0AL4010	Agency mortgage backed securities	3.50%	7/1/2043		101,557
	FNMA POOL #0AL4014	Agency mortgage backed securities	3.50%	7/1/2043		257,994
	FNMA POOL #0AL4141	Agency mortgage backed securities	6.00%	4/1/2040		86,462
	FNMA POOL #0AL4142	Agency mortgage backed securities	6.00%	6/1/2041		32,173
	FNMA POOL #0AL4244	Agency mortgage backed securities	4.00%	7/1/2042		159,195
	FNMA POOL #0AL4682	Agency mortgage backed securities	3.50%	12/1/2043		69,908
	FNMA POOL #0AL4922	Agency mortgage backed securities	3.50%	2/1/2029		55,980
	FNMA POOL #0AL5097	Agency mortgage backed securities	4.50%	9/1/2043		174,580
	FNMA POOL #0AL5231	Agency mortgage backed securities	4.50%	9/1/2042		101,305
	FNMA POOL #0AL5601	Agency mortgage backed securities	4.00%	8/1/2044		560,634
	FNMA POOL #0AL5884	Agency mortgage backed securities	3.50%	8/1/2029		193,054
	FNMA POOL #0AL5956	Agency mortgage backed securities	4.00%	5/1/2027		165,211
	FNMA POOL #0AL6144	Agency mortgage backed securities	3.00%	1/1/2030		286,174
	FNMA POOL #0AL6302	Agency mortgage backed securities	4.50%	10/1/2041		101,788

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AL6583	Agency mortgage backed securities	3.00%	3/1/2030		71,523
	FNMA POOL #0AL6584	Agency mortgage backed securities	3.00%	4/1/2030		62,114
	FNMA POOL #0AL6626	Agency mortgage backed securities	4.00%	12/1/2042		56,414
	FNMA POOL #0AL6761	Agency mortgage backed securities	3.00%	5/1/2030		34,996
	FNMA POOL #0AL7139	Agency mortgage backed securities	3.00%	7/1/2030		47,317
	FNMA POOL #0AL7225	Agency mortgage backed securities	3.00%	8/1/2030		88,369
	FNMA POOL #0AL7227	Agency mortgage backed securities	3.00%	8/1/2030		80,623
	FNMA POOL #0AL7369	Agency mortgage backed securities	4.00%	1/1/2043		68,898
	FNMA POOL #0AL7442	Agency mortgage backed securities	4.00%	10/1/2045		44,473
	FNMA POOL #0AL7443	Agency mortgage backed securities	4.00%	10/1/2045		59,657
	FNMA POOL #0AL7577	Agency mortgage backed securities	4.00%	10/1/2043		50,823
	FNMA POOL #0AQ1292	Agency mortgage backed securities	2.50%	2/1/2028		45,952
	FNMA POOL #0AR3218	Agency mortgage backed securities	3.50%	4/1/2043		82,559
	FNMA POOL #0AR7568	Agency mortgage backed securities	3.00%	3/1/2043		35,357
	FNMA POOL #0AR7576	Agency mortgage backed securities	3.00%	3/1/2043		61,087
	FNMA POOL #0AR8630	Agency mortgage backed securities	3.00%	4/1/2043		63,638
	FNMA POOL #0AR9194	Agency mortgage backed securities	3.00%	3/1/2043		92,808

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AR9218	Agency mortgage backed securities	3.00%	3/1/2043		58,751
	FNMA POOL #0AS0209	Agency mortgage backed securities	3.50%	8/1/2043		63,809
	FNMA POOL #0AS1453	Agency mortgage backed securities	3.50%	1/1/2044		24,830
	FNMA POOL #0AS1539	Agency mortgage backed securities	3.50%	1/1/2044		40,432
	FNMA POOL #0AS2488	Agency mortgage backed securities	4.00%	5/1/2044		25,245
	FNMA POOL #0AS2591	Agency mortgage backed securities	3.50%	6/1/2044		16,831
	FNMA POOL #0AS2676	Agency mortgage backed securities	3.00%	6/1/2029		62,195
	FNMA POOL #0AS3031	Agency mortgage backed securities	3.50%	8/1/2044		43,388
	FNMA POOL #0AS3034	Agency mortgage backed securities	3.50%	8/1/2044		27,137
	FNMA POOL #0AS3220	Agency mortgage backed securities	3.00%	9/1/2029		59,477
	FNMA POOL #0AS3355	Agency mortgage backed securities	3.00%	9/1/2029		48,488
	FNMA POOL #0AS5093	Agency mortgage backed securities	2.50%	6/1/2030		52,223
	FNMA POOL #0AS5147	Agency mortgage backed securities	2.50%	6/1/2030		34,538
	FNMA POOL #0AS5407	Agency mortgage backed securities	2.50%	7/1/2030		80,587
	FNMA POOL #0AS5548	Agency mortgage backed securities	2.50%	8/1/2030		37,376
	FNMA POOL #0AS5551	Agency mortgage backed securities	2.50%	8/1/2030		36,318
	FNMA POOL #0AS5614	Agency mortgage backed securities	2.50%	8/1/2030		48,116

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AS5618	Agency mortgage backed securities	2.50%	8/1/2030		40,018
	FNMA POOL #0AS5622	Agency mortgage backed securities	3.00%	8/1/2030		65,110
	FNMA POOL #0AS5623	Agency mortgage backed securities	3.00%	8/1/2030		68,033
	FNMA POOL #0AS5707	Agency mortgage backed securities	3.50%	8/1/2030		11,919
	FNMA POOL #0AS5708	Agency mortgage backed securities	3.50%	8/1/2030		52,527
	FNMA POOL #0AS5714	Agency mortgage backed securities	3.00%	9/1/2030		46,384
	FNMA POOL #0AS5728	Agency mortgage backed securities	3.00%	9/1/2030		62,446
	FNMA POOL #0AS5786	Agency mortgage backed securities	2.50%	9/1/2030		45,539
	FNMA POOL #0AS5872	Agency mortgage backed securities	2.50%	9/1/2030		54,531
	FNMA POOL #0AS5949	Agency mortgage backed securities	4.00%	10/1/2045		123,509
	FNMA POOL #0AS5952	Agency mortgage backed securities	4.50%	10/1/2045		112,081
	FNMA POOL #0AS6008	Agency mortgage backed securities	4.00%	10/1/2045		140,183
	FNMA POOL #0AS6009	Agency mortgage backed securities	4.00%	10/1/2045		100,421
	FNMA POOL #0AS8487	Agency mortgage backed securities	3.00%	12/1/2046		427,781
	FNMA POOL #0AS8489	Agency mortgage backed securities	3.00%	12/1/2046		387,830
	FNMA POOL #0AS8509	Agency mortgage backed securities	3.00%	12/1/2046		416,727
	FNMA POOL #0AT2037	Agency mortgage backed securities	3.00%	4/1/2043		24,661

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AT2040	Agency mortgage backed securities	3.00%	4/1/2043		56,395
	FNMA POOL #0AT2043	Agency mortgage backed securities	3.00%	4/1/2043		68,163
	FNMA POOL #0AT2719	Agency mortgage backed securities	3.00%	5/1/2043		123,564
	FNMA POOL #0AT4327	Agency mortgage backed securities	3.50%	7/1/2043		74,103
	FNMA POOL #0AT6321	Agency mortgage backed securities	3.50%	6/1/2043		68,749
	FNMA POOL #0AT6654	Agency mortgage backed securities	3.00%	5/1/2043		62,576
	FNMA POOL #0AT7333	Agency mortgage backed securities	3.50%	8/1/2043		19,572
	FNMA POOL #0AT7676	Agency mortgage backed securities	3.00%	6/1/2043		31,507
	FNMA POOL #0AT7940	Agency mortgage backed securities	3.50%	7/1/2043		70,470
	FNMA POOL #0AT8464	Agency mortgage backed securities	3.50%	7/1/2043		64,924
	FNMA POOL #0AU0613	Agency mortgage backed securities	3.50%	8/1/2043		70,905
	FNMA POOL #0AU1633	Agency mortgage backed securities	3.50%	7/1/2043		148,157
	FNMA POOL #0AU3032	Agency mortgage backed securities	3.50%	8/1/2043		16,930
	FNMA POOL #0AV8876	Agency mortgage backed securities	4.00%	12/1/2044		58,839
	FNMA POOL #0AW0391	Agency mortgage backed securities	3.50%	4/1/2029		61,167
	FNMA POOL #0AW0937	Agency mortgage backed securities	3.00%	4/1/2029		58,283
	FNMA POOL #0AW1007	Agency mortgage backed securities	4.00%	5/1/2044		40,618

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AW1247	Agency mortgage backed securities	3.00%	5/1/2029		66,192
	FNMA POOL #0AW4287	Agency mortgage backed securities	3.50%	8/1/2044		18,811
	FNMA POOL #0AW7055	Agency mortgage backed securities	4.00%	7/1/2044		32,524
	FNMA POOL #0AW8188	Agency mortgage backed securities	3.50%	9/1/2044		39,022
	FNMA POOL #0AW8191	Agency mortgage backed securities	3.50%	9/1/2044		37,940
	FNMA POOL #0AX3298	Agency mortgage backed securities	3.00%	8/1/2030		11,941
	FNMA POOL #0AX8713	Agency mortgage backed securities	4.00%	1/1/2045		83,570
	FNMA POOL #0AX9700	Agency mortgage backed securities	3.00%	7/1/2030		16,977
	FNMA POOL #0AX9701	Agency mortgage backed securities	3.00%	7/1/2030		54,115
	FNMA POOL #0AY0808	Agency mortgage backed securities	3.50%	4/1/2045		344,995
	FNMA POOL #0AY0828	Agency mortgage backed securities	2.50%	5/1/2030		23,526
	FNMA POOL #0AY3416	Agency mortgage backed securities	2.50%	4/1/2030		47,928
	FNMA POOL #0AY8218	Agency mortgage backed securities	4.00%	5/1/2045		38,929
	FNMA POOL #0AY8440	Agency mortgage backed securities	2.50%	8/1/2030		644,682
	FNMA POOL #0AY9770	Agency mortgage backed securities	4.00%	5/1/2045		79,638
	FNMA POOL #0AZ2170	Agency mortgage backed securities	2.50%	7/1/2030		21,725
	FNMA POOL #0AZ2297	Agency mortgage backed securities	3.00%	7/1/2030		9,519

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AZ4782	Agency mortgage backed securities	4.00%	10/1/2045		158,556
	FNMA POOL #0AZ5719	Agency mortgage backed securities	3.00%	9/1/2030		27,002
	FNMA POOL #0AZ7833	Agency mortgage backed securities	3.00%	8/1/2030		14,082
	FNMA POOL #0AZ8597	Agency mortgage backed securities	3.00%	8/1/2030		6,269
	FNMA POOL #0AZ9243	Agency mortgage backed securities	4.00%	10/1/2045		19,148
	FNMA POOL #0AZ9244	Agency mortgage backed securities	4.00%	10/1/2045		20,106
	FNMA POOL #0BA2877	Agency mortgage backed securities	4.00%	10/1/2045		22,177
	FNMA POOL #0BA2878	Agency mortgage backed securities	4.00%	10/1/2045		20,719
	FNMA POOL #0BA2879	Agency mortgage backed securities	4.00%	10/1/2045		21,477
	FNMA POOL #0BC4752	Agency mortgage backed securities	3.00%	10/1/2046		284,102
	FNMA POOL #0BD0824	Agency mortgage backed securities	3.00%	10/1/2046		124,350
	FNMA POOL #0BD6102	Agency mortgage backed securities	3.00%	10/1/2046		48,934
	FNMA POOL #0BD6533	Agency mortgage backed securities	3.00%	10/1/2046		92,144
	FNMA POOL #0BD6718	Agency mortgage backed securities	3.00%	9/1/2046		28,308
	FNMA POOL #0BD7645	Agency mortgage backed securities	3.00%	11/1/2046		76,566
	FNMA POOL #0BD8002	Agency mortgage backed securities	3.00%	9/1/2046		152,816
	FNMA POOL #0BD9640	Agency mortgage backed securities	3.00%	11/1/2046		290,306

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0BE3281	Agency mortgage backed securities	3.00%	11/1/2046		230,640
	FNMA POOL #0MA2670	Agency mortgage backed securities	3.00%	7/1/2046		447,522
	FNMA POOL #0MA2863	Agency mortgage backed securities	3.00%	1/1/2047		2,095,410
	FNMA POOL #0MA2956	Agency mortgage backed securities	3.00%	4/1/2047		905,657
	FNMA GTD REMIC P/T	Agency mortgage backed securities	0.22%	12/27/2022		83,908
	FNMA GTD REMIC P/T 11-8 ZA	Agency mortgage backed securities	4.00%	2/25/2041		877,748
	FNMA GTD REMIC P/T 14-58 VM	Agency mortgage backed securities	4.00%	8/25/2033		329,580
	FNMA GTD REMIC P/T 16-M11 A2	Agency mortgage backed securities	2.37%	7/25/2026		187,753
	FNMA GTD REMIC P/T 17-M8 A2	Agency mortgage backed securities	3.06%	5/25/2027		151,775
	WELLS FARGO COMMERCIAL NXS2 A5	Agency mortgage backed securities	3.77%	7/15/2058		151,947
	WFRBS COMMERCIAL MORTGA C22 A5	Agency mortgage backed securities	3.75%	9/15/2057		130,623
					Total Agency Mortgage Backed Securities	31,451,031

	BAMLL COMMERCIAL M 200P B 144A	Asset and other mortgage backed securities	3.49%	4/14/2033		404,996
	BAMLL COMMERCIAL M PARK A 144A	Asset and other mortgage backed securities	2.96%	12/10/2030		278,079
	BEAR STEARNS ALT-A TRUST 13 A1	Asset and other mortgage backed securities	2.29%	11/25/2034		29,457

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	BEAR STEARNS ARM TRUST 20 7 4A	Asset and other mortgage backed securities	3.80%	10/25/2034		2,573
	CABELA'S CREDIT CARD MAS 1A A1	Asset and other mortgage backed securities	2.26%	3/15/2023		275,316
	CAPITAL ONE MULTI-ASSET A4 A4	Asset and other mortgage backed securities	1.33%	6/15/2022		340,716
	CD 2017-CD5 MORTGAGE TR CD5 A4	Asset and other mortgage backed securities	3.43%	8/15/2050		123,071
	CGBAM COMMERCIAL M SMRT B 144A	Asset and other mortgage backed securities	3.21%	4/10/2028		571,417
	COMM 2013-GAM GAM A2 144A	Asset and other mortgage backed securities	3.37%	2/10/2028		181,582
	COMM 2014-FL5 MORTG FL5 A 144A	Asset and other mortgage backed securities	2.80%	10/15/2031		113,775
	COMM 2014-LC15 MORTGAG LC15 A4	Asset and other mortgage backed securities	4.01%	4/10/2047		68,671
	COMM 2014-PAT MORTG PAT A 144A	Asset and other mortgage backed securities	2.23%	8/13/2027		380,733
	COMM 2015-CCRE23 MORTG CR23 A4	Asset and other mortgage backed securities	3.50%	5/10/2048		215,943
	COMM 2015-CCRE25 MORTGA CR25 C	Asset and other mortgage backed securities	4.55%	8/10/2048		174,237
	COMM 2015-DC1 MORTGAGE DC1 A5	Asset and other mortgage backed securities	3.35%	2/10/2048		86,537
	COMMERCIAL MORTGAGE PAS CR28 B	Asset and other mortgage backed securities	4.65%	2/10/2049		69,443
	CORE INDUSTRIAL T WEST XA 144A	Asset and other mortgage backed securities	0.94%	2/10/2037		252,246
	CORE INDUSTRIAL TR WEST A 144A	Asset and other mortgage backed securities	3.29%	2/10/2037		167,485
	CREDIT ACCEPTANCE AU 1A A 144A	Asset and other mortgage backed securities	2.56%	10/15/2025		249,611
	CREDIT ACCEPTANCE AU 2A A 144A	Asset and other mortgage backed securities	2.42%	11/15/2023		350,741

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	CREDIT ACCEPTANCE AU 2A C 144A	Asset and other mortgage backed securities	3.76%	2/15/2024		392,640
	CREDIT SUISSE MORT GLPB A 144A	Asset and other mortgage backed securities	3.64%	11/15/2034		400,633
	CSMC TRUST 2015-DE DEAL A 144A	Asset and other mortgage backed securities	2.80%	4/15/2029		367,057
	CSMC TRUST 2017-CA CALI A 144A	Asset and other mortgage backed securities	3.43%	11/10/2032		327,557
	DBUBS 2011-LC1 MO LC1A A2 144A	Asset and other mortgage backed securities	4.53%	11/10/2046		72,985
	DRIVE AUTO RECEIVABLES TR 3 A3	Asset and other mortgage backed securities	1.85%	4/15/2020		109,843
	FORD CREDIT FLOORPLAN MAS 1 A1	Asset and other mortgage backed securities	1.76%	2/15/2021		568,085
	GAHR COMMERCIAL NRF AFL1 144A	Asset and other mortgage backed securities	2.55%	12/15/2034		55,209
	GE COMMERCIAL MORTGAGE C1 A1A	Asset and other mortgage backed securities	5.48%	12/10/2049		21,142
	GREAT WOLF TRUST 2 WOLF A 144A	Asset and other mortgage backed securities	2.48%	9/15/2034		190,726
	GS MORTGAGE SECURITIES GC18 A4	Asset and other mortgage backed securities	4.07%	1/10/2047		117,389
	GS MORTGAGE SECURITIES GC24 A5	Asset and other mortgage backed securities	3.93%	9/10/2047		121,869
	INVITATION HOMES 2 SFR3 A 144A	Asset and other mortgage backed securities	2.76%	8/17/2032		225,552
	J.P. MORGAN CHASE NINE A 144A	Asset and other mortgage backed securities	2.85%	10/6/2038		230,186
	JP MORGAN CHASE CBX A4FL 144A	Asset and other mortgage backed securities	2.78%	6/15/2045		510,290
	JP MORGAN MORTGAGE T 1 A4 144A	Asset and other mortgage backed securities	3.50%	1/25/2047		348,887
	JP MORGAN MORTGAGE T 2 A6 144A	Asset and other mortgage backed securities	3.00%	5/25/2047		249,633

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	MORGAN STANLEY BANK OF C25 A4	Asset and other mortgage backed securities	3.37%	10/15/2048		240,582
	NAVIENT PRIVATE EDU CTA A 144A	Asset and other mortgage backed securities	2.18%	9/16/2024		30,844
	ONEMAIN FINANCIAL IS 1A A 144A	Asset and other mortgage backed securities	3.19%	3/18/2026		899,576
	ONEMAIN FINANCIAL IS 2A A 144A	Asset and other mortgage backed securities	2.47%	9/18/2024		14,317
	PFS FINANCING CORP A A 144A	Asset and other mortgage backed securities	2.68%	2/18/2020		580,718
	PFS FINANCING CORP BA A 144A	Asset and other mortgage backed securities	1.87%	10/15/2021		651,064
	PROGRESS RESIDENTI SFR1 A 144A	Asset and other mortgage backed securities	2.96%	9/17/2033		390,850
	SFAVE COMMERCIAL 5AVE A2A 144A	Asset and other mortgage backed securities	3.66%	1/5/2043		193,274
	SLM PRIVATE EDUCATI A A2A 144A	Asset and other mortgage backed securities	1.77%	5/17/2027		105,345
	SLM PRIVATE EDUCATI A A2B 144A	Asset and other mortgage backed securities	2.53%	5/17/2027		201,550
	SLM PRIVATE EDUCATI B A2B 144A	Asset and other mortgage backed securities	2.58%	6/17/2030		313,688
	SLM PRIVATE EDUCATIO C A2 144A	Asset and other mortgage backed securities	3.31%	10/15/2046		117,383
	SLM PRIVATE EDUCATIO D A2 144A	Asset and other mortgage backed securities	2.95%	2/15/2046		44,722
	SMB PRIVATE EDUCATI A A2B 144A	Asset and other mortgage backed securities	2.38%	9/15/2034		323,985
	SMB PRIVATE EDUCATI B A2A 144A	Asset and other mortgage backed securities	2.82%	10/15/2035		149,430
	SMB PRIVATE EDUCATI B A2B 144A	Asset and other mortgage backed securities	2.10%	10/15/2035		100,368
	SMB PRIVATE EDUCATIO A A1 144A	Asset and other mortgage backed securities	2.18%	5/15/2023		24,134

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	SMB PRIVATE EDUCATIO B A1 144A	Asset and other mortgage backed securities	1.62%	6/17/2024		280,017
	SOFI PROFESSIONAL L C A2A 144A	Asset and other mortgage backed securities	1.48%	5/26/2031		135,731
	SOFI PROFESSIONAL L D A2B 144A	Asset and other mortgage backed securities	2.34%	4/25/2033		132,803
	STRUCTURED ADJUSTABLE RA 13 A2	Asset and other mortgage backed securities	0.49%	9/25/2034		34,802
	SYNCHRONY CREDIT CARD MAST 1 A	Asset and other mortgage backed securities	2.04%	3/15/2022		569,810
	WFRBS COMMERCIAL C3 A3FL 144A	Asset and other mortgage backed securities	2.43%	3/15/2044		468,231
	WORLD FINANCIAL NETWORK CR C A	Asset and other mortgage backed securities	2.23%	8/15/2022		260,480
	WORLD FINANCIAL NETWORK CR D M	Asset and other mortgage backed securities	3.09%	4/17/2023		201,143
					Total Asset and other Mortgage Backed Securities	15,111,159

	COLOMBIA GOVERNMENT INTERNATIO	Non-U.S. Government Funds	8.13%	5/21/2024		454,212
	COLOMBIA GOVERNMENT INTERNATIO	Non-U.S. Government Funds	3.88%	4/25/2027		106,890
	ISRAEL ST AID	Non-U.S. Government Funds	5.50%	9/18/2033		147,816
	MEXICO GOVERNMENT INTERNATIONA	Non-U.S. Government Funds	3.63%	3/15/2022		176,630
	MEXICO GOVERNMENT INTERNATIONA	Non-U.S. Government Funds	3.50%	1/21/2021		28,952
	MEXICO GOVERNMENT INTERNATIONA	Non-U.S. Government Funds	4.13%	1/21/2026		229,350

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	MEXICO GOVERNMENT INTERNATIONA	Non-U.S. Government Funds	4.15%	3/28/2027		274,805
	SAUDI GOVERNMENT INTERNAT 144A	Non-U.S. Government Funds	3.63%	3/4/2028		198,200
	URUGUAY GOVERNMENT INTERNATION	Non-U.S. Government Funds	4.38%	10/27/2027		144,565
					Total Non-U.S. Government Funds	1,761,420

	ALLERGAN PLC	Common Stock				1,274,779
	ALPHABET INC-CL C	Common Stock				1,318,464
	ANHEUSER-BUSCH INBEV SA/NV	Common Stock				1,029,064
	APPLE INC	Common Stock				1,764,392
	APPLIED MATERIALS INC	Common Stock				13,100
	APPLIED MATERIALS INC	Common Stock				11,218
	APPLIED MATERIALS INC	Common Stock				1,688,289
	AUTODESK INC	Common Stock				29,428
	AXA SA	Common Stock				1,568,284
	BARCLAYS BANK PLC	Common Stock				105,896
	CAPITAL ONE NA	Common Stock				249,247
	CHUBB LTD	Common Stock				1,222,816

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	COCA-COLA EUROPEAN PARTNERS PL	Common Stock		1,347,607
	COHERENT INC	Common Stock		1,067,920
	CORE LABORATORIES NV	Common Stock		793,580
	CREDIT AGRICOLE SA/LONDON 144A	Common Stock		253,900
	CSRA INC	Common Stock		22,707
	DANAHER CORP	Common Stock		1,487,719
	HOME DEPOT INC/THE	Common Stock		40,052
	HOME DEPOT INC/THE	Common Stock		1,495,960
	ING GROEP NV	Common Stock		212,511
	ING GROEP NV	Common Stock		217,000
	INTERNATIONAL PAPER CO	Common Stock		52,202
	INTESA SANPAOLO SPA 144A	Common Stock		198,558
	JOHNSON CONTROLS INTERNATIONAL	Common Stock		25,334
	JOHNSON CONTROLS INTERNATIONAL	Common Stock		1,587,967
	LIBERTY GLOBAL PLC	Common Stock		1,071,508
	LLOYDS BANKING GROUP PLC	Common Stock		200,998
	MARVELL TECHNOLOGY GROUP LTD	Common Stock		1,390,870

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value
	MITSUBISHI UFJ FINANCIAL GROUP	Common Stock		201,825
	MITSUBISHI UFJ FINANCIAL GROUP	Common Stock		60,381
	MITSUBISHI UFJ FINANCIAL GROUP	Common Stock		49,528
	MITSUBISHI UFJ FINANCIAL GROUP	Common Stock		1,700,484
	MIZUHO FINANCIAL GROUP INC	Common Stock		230,225
	OCCIDENTAL PETROLEUM CORP	Common Stock		1,857,558
	ORIX CORP	Common Stock		179,370
	PAYPAL HOLDINGS INC	Common Stock		815,415
	PHILLIPS 66	Common Stock		1,886,549
	PTC INC	Common Stock		1,599,406
	RAYTHEON CO	Common Stock		786,528
	RPM INTERNATIONAL INC	Common Stock		20,238
	SAFRAN SA	Common Stock		1,829,040
	STARBUCKS CORP	Common Stock		1,414,845
	SUMITOMO MITSUI BANKING CORP	Common Stock		250,028
	SUMITOMO MITSUI TRUST BAN 144A	Common Stock		198,402
	SYNGENTA FINANCE NV	Common Stock		58,338

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	UBS AG/LONDON 144A	Common Stock				198,717
	UBS GROUP FUNDING SWITZER 144A	Common Stock				406,366
	UNITED PARCEL SERVICE INC	Common Stock				1,634,261
	UNIVERSAL DISPLAY CORP	Common Stock				1,714,415
	WILLIS TOWERS WATSON PLC	Common Stock				1,158,354
					Total Common Stock	39,991,643

	U S TREASURY BOND	U.S. Treasuries	4.63%	2/15/2040		651,604
	U S TREASURY BOND	U.S. Treasuries	3.75%	8/15/2041		817,677
	U S TREASURY BOND	U.S. Treasuries	3.13%	11/15/2041		2,687,598
	U S TREASURY BOND	U.S. Treasuries	3.13%	8/15/2044		462,166
	U S TREASURY BOND	U.S. Treasuries	3.00%	5/15/2045		231,043
	U S TREASURY BOND	U.S. Treasuries	2.88%	8/15/2045		435,857
	U S TREASURY BOND	U.S. Treasuries	2.50%	2/15/2046		206,973
	U S TREASURY BOND	U.S. Treasuries	2.88%	11/15/2046		1,032,796
	U S TREASURY BOND	U.S. Treasuries	3.00%	2/15/2047		1,564,899
	U S TREASURY BOND	U.S. Treasuries	3.00%	5/15/2047		26,284

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	U S TREASURY BOND	U.S. Treasuries	2.75%	11/15/2047		260,427
	U S TREASURY NOTE	U.S. Treasuries	2.13%	7/31/2024		1,520,724
	U S TREASURY NOTE	U.S. Treasuries	2.25%	8/15/2027		2,435,266
	U S TREASURY NOTE	U.S. Treasuries	1.63%	8/31/2022		560,782
	U S TREASURY NOTE	U.S. Treasuries	1.88%	9/30/2022		433,623
	U S TREASURY NOTE	U.S. Treasuries	2.13%	9/30/2024		3,356,247
	U S TREASURY NOTE	U.S. Treasuries	2.25%	10/31/2024		298,617
	U S TREASURY NOTE	U.S. Treasuries	1.75%	11/15/2020		5,360,243
	U S TREASURY NOTE	U.S. Treasuries	1.75%	11/30/2019		14,963
	U S TREASURY NOTE	U.S. Treasuries	2.13%	11/30/2024		2,072,438
	U S TREASURY NOTE	U.S. Treasuries	1.88%	12/15/2020		10,180,487
	U S TREASURY NOTE	U.S. Treasuries	1.88%	12/31/2019		1,874,414
	U S TREASURY NOTE	U.S. Treasuries	2.25%	12/31/2024		298,383
	U S TREASURY NOTE	U.S. Treasuries	1.50%	10/31/2019		4,195,953
	U S TREASURY NOTE	U.S. Treasuries	2.00%	11/30/2022		4,241,045
	U S TREASURY NOTE	U.S. Treasuries	2.13%	12/31/2022		816,605
	U S TREASURY NOTE	U.S. Treasuries	1.38%	5/31/2021		1,925,675

Supplemental Schedules Schedule of Assets Held as of December 31, 2017 DXC Technology Matched Asset Plan 001F Form 5500, Schedule H, Line 4i EIN 95-2043126 DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	U S TREASURY NOTE	U.S. Treasuries	1.75%	11/30/2021		631,075
	U S TREASURY NOTE	U.S. Treasuries	2.00%	12/31/2021		1,507,307
	U S TREASURY NOTE	U.S. Treasuries	2.13%	8/31/2020		803,688
	U S TREASURY NOTE	U.S. Treasuries	2.13%	3/31/2024		1,343,660
	U S TREASURY NOTE	U.S. Treasuries	2.00%	4/30/2024		795,382
	U S TREASURY NOTE	U.S. Treasuries	2.38%	5/15/2027		1,239,456
	U S TREASURY NOTE	U.S. Treasuries	2.00%	5/31/2024		2,625,053
	U S TREASURY NOTE	U.S. Treasuries	2.00%	6/30/2024		608,133
					Total U.S. Treasuries	57,516,543

	SELF DIRECTED ACCOUNT VALUE	OTHER				30,962,472
					Total Self-directed Brokerage	30,962,472

	Assets (Held at End of Year)					$3,029,226,469

	[1] Represents taxed loan balances with original maturity dates of 2004 through 2029 active employees. These active employees retain the right to pay back the loan balances.
	* Represents Party in Interest

Schedule of Reportable Transactions for the Year Ended December 31, 2017
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4j
EIN 95-2043126
DXC Technology Company

(a)	(b)	(c)	(d)	(g)	(h)	(i)
Identity of party involved	Description of asset	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net gain (loss)

Series of transactions in excess of 5%:
The Bank of NY Mellon	EB TEMP INV FD
	Purchases - 555	$469,308,160
	Sales - 637		$458,566,859	$458,566,859	$458,566,859	$—

Exhibit Index

Exhibit Number	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm

E-1

Signatures

Pursuant to the requirements of the Securities Act of 1934, the DXC Technology Company Employee Benefits Fiduciary Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DXC Technology Matched Asset Plan

Dated: June 28, 2018	By:	/s/ H.C. Charles Diao
	Name:	H.C. Charles Diao
	Title:	Senior Vice President - Finance, Corporate Development & Corporate Treasurer
Member, DXC Technology Company Employee Benefits Fiduciary Committee

S 1